Exhibit 99.71

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 12, 2019

Dated as of May 9, 2019

ORLA MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Corporation”) will be held at 202 – 595 Howe Street, Vancouver, BC, on the 12th day of June, 2019, at 9:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2018, together with the report of the auditor thereon;

(b)	to elect directors of the Corporation for the ensuing year;

(c)	to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider, and if deemed advisable, to pass an ordinary resolution to approve certain amendments to the Corporation’s stock option plan, as more particularly described in the accompanying management information circular;

(e)	to consider, and if deemed advisable, to pass an ordinary resolution to approve certain amendments to the Corporation’s restricted share unit plan, as more particularly described in the accompanying management information circular;

(f)	to consider, and if deemed advisable, to pass an ordinary resolution to approve certain amendments to the Corporation’s deferred share unit plan, as more particularly described in the accompanying management information circular;

(g)	to consider and if deemed advisable, approve with or without variation, a resolution approving the implementation of the Corporation’s early warrant exercise program, as described in the accompanying information circular; and

(h)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the management information circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 9:00 a.m. (Vancouver time) on June 10, 2019, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting, either in person or by proxy.

Please review the accompanying management information circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

Dated May 9, 2019.

By Order of the Board of Directors

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

TABLE OF CONTENTS

General	1

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1

Solicitation of Proxies	1

Appointment and Revocation of Proxies	1

Voting of Proxies	2

Non-Registered Holders	2

Record Date	3

Voting Shares	4

Quorum	4

Principal Shareholders	4

Interest of Certain Persons or Companies in Matters to be Acted Upon	4

Particulars of Matters to be Acted Upon at the Meeting	5

Financial Statements	5

Election of Directors	5

Appointment of Auditors	15

Amendments to 10% Rolling Stock Option Plan	15

Amendments to Restricted Share Unit Plan	18

Amendments to Deferred Share Unit Plan	19

Early Warrant Exercise Incentive Program	21

Statement of Corporate Governance	24

Corporate Governance	24

Corporate Policies	31

Statement of Executive Compensation	35

Executive Compensation Discussion and Analysis	35

Termination and Change of Control Benefits	47

Director Compensation	49

Securities Authorized for Issuance Under the Equity Compensation Plans	53

Indebtedness of Directors and Executive Officers	53

Interest of Informed Persons in Material Transactions	53

Other Business	54

Additional Information	54

Approval of Directors	54

Schedule “A”	A-1

Schedule “B”	B-1

Schedule “C”	C-1

Schedule “D”	D-1

MANAGEMENT INFORMATION CIRCULAR

General

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Corporation” or “Orla”) of proxies to be used at the Corporation’s annual and special meeting of the holders (“Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held on June 12, 2019 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (“Notice of Meeting”).

Except as otherwise indicated, the information contained in this Circular is stated as at May 9, 2019. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

Solicitation of Proxies

It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of the Circular. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation. The Corporation has arranged for Intermediaries (as defined below) to forward the meeting materials to Non-Registered Shareholders (as defined below) and the Corporation may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment and Revocation of Proxies

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Corporation (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

Registered Shareholders

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. To be effective, a proxy must be received not later than 9:00 a.m. (Vancouver time) on June 10, 2019, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as Objecting Beneficial Owners (“OBOs”).

In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form proxy (collectively, the “Meeting Materials”) to Intermediaries for onward distribution to NOBOs and OBOs. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs. An OBO will therefore not receive the Meeting Materials unless such OBO’s Intermediary assumes the cost of delivery.

2

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., as provided above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Record Date

The board of directors of the Corporation (the “Board”) has fixed April 25, 2019 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Corporation or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

3

Voting Shares

The authorized voting securities of the Corporation consist of an unlimited number of Common Shares. As at Record Date, the Corporation had 179,493,510 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Quorum

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares		% of Outstanding Common Shares
Goldcorp Inc.	34,410,141	(1)	19.2%
Agnico Eagle Mines Limited	17,613,835	(2)	9.8%
Pierre Lassonde	20,073,500	(3)	11.2%

Notes:

(1)	Goldcorp Inc. (“Goldcorp”), which was acquired by Newmont Goldcorp Corporation (“Newmont”) on April 18, 2019, also holds warrants to purchase 1,275,000 Common Shares, which upon exercise and together with its Common Shares represents approximately 19.7% of the Common Shares on a partially-diluted basis.
(2)	Agnico Eagle Mines Limited also holds warrants to purchase 870,250 Common Shares, which upon exercise and together with its Common Shares represents approximately 10.2% of the Common Shares on a partially-diluted basis.
(3)	Mr. Lassonde also holds warrants to purchase 3,940,000 Common Shares, which upon exercise and together with his Common Shares represents approximately 13.1% of the Common Shares on a partially-diluted basis.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed in this Circular, no: (i) director or executive officer of the Corporation at any time since the beginning of the last completed financial year; (ii) proposed nominee for election as a director; or (iii) any associate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Directors and executive officers may, however, be interested in (a) the approval of the amendments to the Stock Option Plan (as defined below), the RSU Plan (as defined below) and the DSU Plan (as defined below) as detailed in “Particulars of Matters to be Acted Upon at the Meeting – Amendments to 10% Rolling Stock Option Plan”, “Particulars of Matters to be Acted Upon at the Meeting – Amendments to Restricted Share Unit Plan” and “Particulars of Matters to be Acted Upon at the Meeting – Amendments to Deferred Share Unit Plan,” respectively, as such persons are entitled to participate in the Stock Option Plan, RSU Plan and DSU Plan; and (b) the approval of the Warrant Incentive Program (as defined below) as detailed in “Particulars of Matters to be Acted Upon at the Meeting – Early Warrant Exercise Program”, as such persons may hold Warrants (as defined below). Any directors or executive officers of the Corporation who hold Warrants will, in respect of their Common Shares, not be permitted to vote on the Warrant Incentive Program since Disinterested Shareholder (as defined below) approval is being sought at the Meeting.

4

Particulars of Matters to be Acted Upon at the Meeting

Financial Statements

The audited consolidated financial statements for the financial year ended December 31, 2018 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no vote thereon is required. These documents are available upon request or they can be found under the Corporation’s profile on SEDAR at www.sedar.com or on its website at www.orlamining.com.

Election of Directors

The Corporation’s Articles of Incorporation (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of eight directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has fixed the size of the Board for election at the Meeting at eight directors. At the Meeting, the eight persons set out below will be proposed for election as directors of the Corporation (the “Nominees”). Each of the Nominees is currently a director with the exception of Ms. Elizabeth McGregor, who is standing for election for the first time at the Meeting. Each director elected will hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote FOR the election of each of the Nominees. Unless authority is withheld, the Management Proxyholders intend to vote FOR the election of each of the Nominees.

The Corporation has adopted a Majority Voting Policy prepared in accordance with Toronto Stock Exchange (“TSX”) majority voting requirements with respect to the annual election of directors. Pursuant to the Majority Voting Policy, each director must be individually elected by a majority (50%+1) of the votes cast with respect to his/her election, other than at contested meetings. If the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within ninety days following the applicable meeting, the Board shall conclude its deliberations and make a determination as to whether or not to accept the resignation, however, as mandated in the TSX guidelines, the Board shall accept the resignation absent exceptional circumstances. Following the Board’s determination, the Board will publicly disclose their decision, including, if applicable, the reasons for not accepting the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy shall not be permitted to participate in any meetings of the Board or any sub-committee of the Board at which his/her election as a director is being considered.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

5

CHARLES JEANNES

Nevada, USA

Age, 60

Director since June 19, 2017

Independent

Principal Occupation

Corporate Director

Board and Board Committees	Meeting Attendance (1)
Board of Directors (Chair)	100%
Compensation Committee	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	DSUs	Ownership Requirement
2,031,100(2)	891,979	300,000	130,755	Satisfied

Other Board Memberships

Pan American Silver Corp. (Director)
Wheaton Precious Metals Corp. (Director)

Mr. Jeannes joined the Board in June 2017. Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008.  From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc.  Following the acquisition of Tahoe Resources Inc. by Pan American Silver Corp., Mr. Jeannes was appointed as a Director of Pan American Silver Corp.  He is also a Director of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Historical Voting Results

Year	For	Withheld
2018	95.12%	4.88%
2017	99.96%	0.04%
2016	N/A	N/A

Notes:

(1)	Meeting attendance during 2018.
(2)	In addition, Mr. Jeannes is entitled to 500,000 Bonus Shares (as defined herein). The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020. See “Statement of Executive Compensation – Director Compensation”.

6

RICHARD HALL

Colorado, USA

Age, 69

Director since June 10, 2015

Independent

Principal Occupation

Corporate Director, Geologist and Mineral Industry Consultant

Board and Board Committees	Meeting Attendance (1)
Board of Directors	100%
Compensation Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	DSUs	Ownership Requirement
2,157,000	652,837	100,000	79,528	Satisfied

Other Board Memberships

IAMGold Corporation (Director)

Mr. Hall joined the Board in June 2015. Mr. Hall was appointed a director of IAMGOLD in 2012.  Mr. Hall brings over 40 years of exploration, development, mining and corporate experience to the Corporation. Mr. Hall is a former Director of Kaminak Gold Corporation. Mr. Hall served as Chairman of Klondex Mines Ltd. from September 2014 until July 2018 when it was acquired by Hecla Mining Company.  From 1999 to 2008 he served as President and Chief Executive Officer of Metallica Resources Inc., where he was involved in all aspects of the Corporation’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Mr. Hall also served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold Inc. From 2008 until 2011 he held the position of Chairman of Grayd Resource Corporation, which was acquired by Agnico Eagle in November 2011. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota.

Historical Voting Results

Year	For	Withheld
2018	95.12%	4.88%
2017	99.96%	0.04%
2016	100%	0.00%

Note:

(1)	Meeting attendance during 2018.

7

JASON SIMPSON

Ontario, Canada

Age, 45

Director since November 12, 2018

Not independent

Principal Occupation

President, Chief Executive Officer and Director of the Corporation

Board and Board Committees	Meeting Attendance (1)
Board of Directors	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	RSUs	Ownership Requirement
Nil	1,573,258 (2)	382,075	N/A

Other Board Memberships

None

Mr. Simpson was appointed the Corporation’s President and Chief Executive Officer effective November 12, 2018.  In addition to the role of President and CEO, Mr. Simpson also serves as a Director of the Corporation.  Mr. Simpson is a mining executive with over 21 years of experience in operations leadership, mining engineering and project construction. Most recently, he was Chief Operating Officer of Torex Gold Resources (“Torex”) where, over his nearly 6-year tenure, he oversaw the successful construction and operation of the ELG Mine in Mexico. Prior to Torex, Mr. Simpson spent 11 years at Vale in various roles of increasing responsibility ending his tenure as General Manager of the Labrador Operations (Voisey's Bay) in 2013. Mr. Simpson also worked at McIntosh Redpath Engineering on mining studies for companies including Barrick, Freeport McMoran, CVRD, Rio Tinto and Falconbridge, among others, where he gained global multi-commodity experience and perspective. Mr. Simpson holds dual degrees in Mining Engineering from the Technical University of Nova Scotia and in Physics from Dalhousie University.

Historical Voting Results

Year	For	Withheld
2018	N/A	N/A
2017	N/A	N/A
2016	N/A	N/A

Notes:

(1)	Meeting attendance during 2018 subsequent to his appointment.
(2)	In addition, Mr. Simpson is entitled to 1,000,000 CEO Bonus Shares (as defined herein). See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis”.

8

JEAN ROBITAILLE

Ontario, Canada

Age, 57

Director since December 6, 2016

Independent

Principal Occupation

Senior Vice-President of Agnico Eagle Mines Limited since June 2008.

Board and Board Committees	Meeting Attendance (1)
Board of Directors	100%
Compensation Committee	100%
Environmental, Health and Safety Committee	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	DSUs	Ownership Requirement
1,777,450	512,490	88,000	65,377	Satisfied

Other Board Memberships

Canada Mining Innovation Council

Mr. Robitaille joined the Board in December 2016, upon closing of the Corporation’s acquisition of Pershimco Resources Inc. Mr. Robitaille is the Senior Vice-President, Business Strategy and Technical Services of Agnico Eagle Mines Ltd., a position he has held since February 2014. Prior to that, he held various positions with Agnico Eagle Mines Ltd. since 1988, most recently as Senior Vice-President, Technical Services and Project Development, Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico Eagle Mines Ltd., Mr. Robitaille worked as a metallurgist with Teck Mining Group. Since June of 2016, Mr. Robitaille has been Board Chairman of the Canada Mining Innovation Council (CMIC), and an active member of its Board of Directors since May of 2014. Mr. Robitaille is a mining graduate of the College de l’Abitibi Temiscamingue with a specialty in mineral processing.

Historical Voting Results

Year	For	Withheld
2018	95.12%	4.88%
2017	99.96%	0.04%
2016	N/A	N/A

Note:

(1)	Meeting attendance during 2018.

9

GEORGE ALBINO

Colorado, USA

Age, 60

Director since June 19, 2017

Independent

Principal Occupation

Corporate Director

Board and Board Committees	Meeting Attendance (1)
Board of Directors	80%
Audit Committee	100%
Corporate Governance and Nominating Committee (Chair)	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	DSUs	Ownership Requirement
301,000	461,913	121,500	72,453	Satisfied

Other Board Memberships

Eldorado Gold Corporation (Chairman)

Dr. Albino joined the Board in June 2017. Dr. Albino, Ph.D., was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base 17 metals and diamonds. He is also currently the Chairman of the board of directors of Eldorado Gold Corporation (since October 2016). Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

Historical Voting Results

Year	For	Withheld
2018	99.96%	0.04%
2017	99.94%	0.06%
2016	N/A	N/A

Note:

(1)	Meeting attendance during 2018.

10

TIM HALDANE

Arizona, USA

Age, 62

Director since June 19, 2017

Independent

Principal Occupation

Mining professional/Corporate Director

Board and Board Committees	Meeting Attendance (1)
Board of Directors	100%
Environmental, Health and Safety Committee (Chair)	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	DSUs	Ownership Requirement
103,500	461,913	14,250	72,453	Satisfied

Other Board Memberships

None

Mr. Haldane joined the Board in June 2017. Mr. Haldane is a mining professional with 40 years of operating and project development experience including 15 years in Mexico. Mr. Haldane most recently held the position of Senior Vice President of Operations - USA & Latin America at Agnico Eagle Mines Limited from 2014 until February 2017. Mr. Haldane holds a B.S. in Metallurgical Engineering from Montana Tech and is a Registered Professional Engineer.

Historical Voting Results

Year	For	Withheld
2018	99.98%	0.02%
2017	99.89%	0.11%
2016	N/A	N/A

Note:

(1)	Meeting attendance during 2018.

11

DAVID STEPHENS (1)

Alberta, Canada

Age, 37

Director since March 29, 2018

Independent

Principal Occupation

Corporate Director/Corporate Development Consultant Former Vice President, Corporate Development and Marketing of Goldcorp

Board and Board Committees	Meeting Attendance (2)
Board of Directors	100%
Audit Committee (Chair)	100%

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	Ownership Requirement
Nil	Nil	Nil	N/A

Other Board Memberships

None

Mr. Stephens joined the Board in March 2018. Mr. Stephens most recently held the position of Vice President, Corporate Development & Marketing at Goldcorp from 2017 until Newmont acquired Goldcorp in April 2019.  Mr. Stephens previously served as Vice President & Treasurer at Goldcorp. Prior to joining Goldcorp, Mr. Stephens spent 10 years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelors degree in Electrical Engineering and Computer Science from Harvard University.

Historical Voting Results

Year	For	Withheld
2018	96.81%	3.19%
2017	N/A	N/A
2016	N/A	N/A

Notes:

(1)	Mr. Stephens is the director nominee of Newmont following its acquisition of Goldcorp. See “Investor Rights Agreement” below.
(2)	Meeting attendance during 2018 subsequent to appointment.

ELIZABETH McGREGOR

Vancouver, British Columbia

Age, 42

First time nominee

Independent

Principal Occupation

Finance professional, Corporate Director

Board and Board Committees	Meeting Attendance
Board of Directors	N/A

Securities Holdings as at May 9, 2019

Common Shares	Options	Warrants	Ownership Requirement
Nil	Nil	Nil	N/A

Other Board Memberships

None

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

Historical Voting Results

Year	For	Withheld
2018	N/A	N/A
2017	N/A	N/A
2016	N/A	N/A

Cease Trade Orders, Bankruptcies, Penalties or Sanction

Other than as set out below, no director or proposed director of the Corporation is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer and chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Corporation, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

In August 2014, Sonoma Resources Inc. (“Sonoma”), a reporting issuer in British Columbia and Alberta, was subject to a cease trade order imposed by the British Columbia Securities Commission (the “BCSC”) because Sonoma failed to file a comparative financial statement for the financial year ended March 31, 2014. Mr. Smit was a director of Sonoma at the time. Sonoma subsequently filed its financial statements for the periods ended March 31, 2014, June 30, September 30, 2014, and December 31, 2014, along with the related management’s discussion and analysis and certifications. In 2015, BCSC issued Revocation Orders allowing Sonoma to effect certain transactions to complete a reverse take-over with Element Lifestyle Retirement Inc.

Investor Rights Agreement

In accordance with the terms of the investor rights agreement dated November 7, 2017 between Goldcorp and Orla (the “Investor Rights Agreement”), Goldcorp has, among other rights, the right to nominate an individual for election to the Board. In the event the number of directors on the Board is increased to more than ten directors, Goldcorp shall be entitled to designate an additional nominee, provided that at the time of such increase in the size of the Board it holds at least 10% of the Common Shares. Goldcorp was acquired by Newmont on April 18, 2019 pursuant to a plan of arrangement and is a wholly-owned subsidiary of Newmont Mining Corporation. Mr. David Stephens, the former Vice President, Corporate Development and Marketing of Goldcorp has served as Goldcorp’s nominee since March 29, 2018. At the Meeting, Mr. Stephens is the nominee of Newmont following its acquisition of Goldcorp.

Under the terms of the Investor Rights Agreement, Goldcorp has agreed to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of: (i) any issuer bid, insider bid, related party transaction or business combination; (ii) any amendment to the constating documents of the Corporation, other immaterial or administrative changes; (iii) any matter in relation to which a recognized proxy advisor is recommending against Management or the Board on any resolution for Shareholders; (iv) any disposition of assets for consideration equal or greater than 50% of the market capitalization immediately prior to the entering into of such transaction; (v) any proposed distribution of securities where the number of Common Shares issued or issuable thereunder is greater than 25% of the Common Shares which are outstanding prior to closing; and (vi) in any circumstances where the Corporation or its directors or officers are not in compliance with the agreement or applicable laws, in which case Goldcorp is entitled to vote its Common Shares in its discretion. Any nominee of Goldcorp on the Board will not be required to vote in accordance with the recommendations but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

Pursuant to the Investor Rights Agreement, Goldcorp has agreed that it will not sell or otherwise dispose of its Common Shares for a period of 24 months from the date of the agreement, subject to certain exceptions. In addition, it has been granted certain participation rights to maintain its pro rata interest in future offerings.

Similarly, the Corporation has entered into an investor rights agreement with Agnico Eagle Mines Ltd. providing it with certain participation rights to maintain its pro rata interest in future offerings.

Appointment of Auditors

The Board proposes to re-appoint Davidson & Company LLP, Chartered Professional Accountants (“Davidson & Company”), as the auditor of Orla to hold office until the close of the next annual general meeting of shareholders of the Corporation. The resolution to approve the re-appointment of Davidson & Company will also authorize the Board to fix its remuneration. Davidson & Company was first appointed as the auditor of the Corporation on December 28, 2016. Additional information with respect to the Corporation’s auditor can be found in Orla’s annual information form dated March 28, 2019 (the “AIF”) available under the Corporation’s profile on SEDAR at www.sedar.com.

To be effective, the resolution to re-appoint Davidson & Company must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The Board recommends that Shareholders vote FOR the re-appointment of Davidson & Company. Unless authority is withheld, the Management Proxyholders intend to vote FOR the appointment of Davidson & Company as the auditor of the Corporation to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the Board is authorized to fix their remuneration.

Amendments to 10% Rolling Stock Option Plan

The Corporation’s existing 10% rolling stock option plan (the “Stock Option Plan”) was implemented to provide effective incentives to senior officers, directors, employees (including management company employees), consultants or investor relations persons of the Corporation or its subsidiaries (the “Eligible Persons”) and to enable the Corporation to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Corporation. As at May 9, 2019, there are 11,102,665 options outstanding under the Stock Option Plan, representing 6.2% of the outstanding Common Shares and 5,328,481 options remain available for grant (after taking into account the outstanding RSUs and DSUs), representing 3.0% of the outstanding Common Shares.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period shall not exceed 5% of the issued and outstanding Common Shares. In addition, the maximum number of Common Shares which may be reserved for issuance under options granted to insiders (as a group) under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, shall be 10% of the Common Shares. Accordingly, a maximum of 5,328,481 options remain available for grant to insiders (representing 3.0% of the outstanding Common Shares).

The following table sets out the burn rate of stock options for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities Outstanding	Burn Rate(1)
2018	3,841,505	176,748,000	2.2%
2017	4,365,000	131,550,000	3.3%
2016	1,068,744	30,900,000	3.5%

Notes:

(1)	The “burn rate” is defined as the number of stock options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

The Stock Option Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 27, 2018. For a description of the material terms of the Stock Option Plan as it exists on the date hereof, see Schedule “A”.

In connection with its graduation to the TSX on November 1, 2018, the Corporation provided an undertaking to the TSX to make certain amendments to the Stock Option Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Option Plan Resolution”), subject to such amendments, variation or additions as may be approved at the Meeting, approving certain amendments to the Stock Option Plan. A blacklined copy of the proposed amendments to the Stock Option Plan (the “Option Plan Amendments”) are attached to this Circular as Exhibit “A” to Schedule “A”.

The more substantive amendments being proposed are as follows:

1.	revising the definition of change of control in order to align with the RSU Plan and the DSU Plan, and revising the change of control provision, to provide for a double-trigger, such that stock options will only become immediately vested if (a) there is a change of control; plus (b) a termination of employment without cause or for good reason (as defined in the employment agreement);

2.	revising the definitions of “insider” to align with the rules set forth in the TSX Company Manual;

3.	removing the limitations and restrictions relating to consultants and investor relations persons that were only applicable to TSX Venture Exchange issuers;

4.	revising the limits under the Stock Option Plan to clarify that the 10% limit applies to all security-based compensation arrangements of the Corporation, other than the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”;

5.	revising the insider participation limits to align with the policies set forth in the TSX Company Manual;

6.	revising to include a maximum value that may be granted to each non-employee director under the Stock Option Plan, together with all security-based compensation arrangements of the Corporation, of $150,000 in any fiscal year, of which no more than $100,000 may be in the form of stock options; and

7.	adding a comprehensive provision that provides that the Board may only make the following amendments with the requisite regulatory and shareholder approval: amendments to (i) increase the number of Common Shares which may be issued pursuant to the Stock Option Plan; (ii) reduce the exercise price, or cancel and reissue stock options; (iii) extend the term of a stock option beyond the original expiry; (iv) the definition of “Eligible Persons” under the Stock Option Plan that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (v) that would permit stock options, or any other right or interest of an optionee under the Stock Option Plan, to be assigned or transferred, other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the Stock Option Plan; or (vii) the participation limits of the Stock Option Plan;

8.	adding a provision that provides that, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, the Board may make all other amendments to the Stock Option Plan or options under the Stock Option Plan that are not of the type contemplated in Item 7, including, without limitation: (i) amendments of a housekeeping nature; (ii) amendments to the exercise procedures or vesting provisions of a stock option or the Stock Option Plan; (iii) amendments to the definitions, other than such definitions noted in Item 7 above; (iv) to the take-over bid provisions or the change of control provisions (provided any such amendments shall not allow optionees to be treated any more favourably than other holders of Common Shares with respect to the consideration that the optionees would be entitled to receive for their Common Shares in the event of a take-over bid or upon a change of control); (v) amendments to reflect changes to applicable securities laws; and (vi) amendments to ensure that the stock options granted will comply with any provisions respecting income tax and other laws; and

9.	certain housekeeping amendments.

The Board has approved the Option Plan Amendments, subject to shareholder and stock exchange approvals.

The Board and management recommend the adoption of the resolution approving the Option Plan Amendments. To be effective, the Option Plan Resolution must be approved by not less than a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The text of the Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	the stock option plan (the “Stock Option Plan”) of Orla Mining Ltd. (the “Corporation”), as amended by the board of directors (the “Board”) and substantially in the form presented to the shareholders (the “Shareholders”) of the Corporation (the “Amended Stock Option Plan”) is hereby approved;

2.	the Board be authorized on behalf of the Corporation to make any further amendments to the Amended Stock Option Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the Amended Stock Option Plan;

3.	the approval of the Amended Stock Option Plan by the Board is hereby ratified and confirmed and any one director or officer of the Corporation is hereby authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

The Board recommends that Shareholders vote FOR the Option Plan Resolution to approve Option Plan Amendments. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Option Plan Amendments.

Amendments to Restricted Share Unit Plan

The Corporation’s existing restricted share unit plan (the “RSU Plan”) was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Corporation due to the opportunity offered to them to acquire a proprietary interest in the Corporation and to secure for the Corporation and Shareholders the benefits inherent in the ownership of Common Shares by such persons. The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000 Common Shares (being 1.7% of the outstanding Common Shares). As at May 9, 2019, there are 1,097,639 restricted share units (“RSUs”) outstanding under the RSU Plan, representing 0.6% of the outstanding Common Shares, and 1,902,361 RSUs remain available for grant, representing 1.1% of the outstanding Common Shares.

The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation, is 5% of the total number of Common Shares. In addition, the maximum number of Common Shares reserved for issuance under RSUs granted to insiders (as a group), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. Accordingly, a maximum of 1,902,361 RSUs remain available for grant to insiders (representing 1% of the outstanding Common Shares). The following table sets out the burn rate of RSUs since adoption of the RSU Plan:

Year	RSUs Granted	Weighted Average Securities Outstanding	Burn Rate
2018	368,000	176,748,000	0.2%
2017	N/A	N/A	N/A
2016	N/A	N/A	N/A

The RSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 27, 2018. For a description of the material terms of the RSU Plan, see Schedule “B”.

In connection with its graduation to the TSX on November 1, 2018, the Corporation provided an undertaking to the TSX to make certain amendments to the RSU Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “RSU Plan Resolution”), subject to such amendments, variation or additions as may be approved at the Meeting, approving certain amendments to the RSU Plan as set out below. A blacklined copy of the proposed amendments to the RSU Plan (the “RSU Plan Amendments”) are attached to this Circular as Exhibit “A” to Schedule “B”.

The more substantive amendments being proposed are as follows:

1.	revising the definition of “insider” to align with the rules set forth in the TSX Company Manual;

2.	removing the limitations and restrictions relating to consultants and investor relations persons that were only applicable to TSX Venture Exchange issuers;

3.	revising the limits under the RSU Plan to clarify there is a 10% limit on the Common Shares issuable that applies to the RSU Plan together with all security-based compensation arrangements of the Corporation, other than the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”;

4.	revising the insider participation limits to align with the policies set forth in the TSX Company Manual; and

5.	revising the change of control provision, to provide for a double-trigger, such that RSUs will only become immediately vested if (a) there is a change of control; plus (b) a termination of employment for cause or for good reason (as defined in the employment agreement).

The Board has approved the RSU Plan Amendments, subject to shareholder and stock exchange approvals.

The Board and management recommend the adoption of the resolution approving the RSU Plan Amendments. To be effective, the RSU Plan Resolution must be approved by not less than a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The text of the RSU Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	the restricted share unit plan (the “RSU Plan”) of Orla Mining Ltd. (the “Corporation”), as amended by the board of directors (the “Board”) and substantially in the form presented to the shareholders (the “Shareholders”) of the Corporation (the “Amended RSU Plan”) is hereby approved;

2.	the Board be authorized on behalf of the Corporation to make any further amendments to the Amended RSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the Amended RSU Plan;

3.	the approval of the Amended RSU Plan by the Board is hereby ratified and confirmed and any one director or officer of the Corporation is hereby authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

The Board recommends that Shareholders vote FOR the RSU Plan Resolution to approve the RSU Plan Amendments. Unless authority is withheld, the Management Proxyholders intend to vote FOR the RSU Plan Resolution.

Amendments to Deferred Share Unit Plan

The Corporation’s existing deferred share unit plan (the “DSU Plan”) which, among other things, provides for the award of Deferred Share Units (“DSUs”) to directors who, at the relevant time, are not otherwise employees or consultants of the Corporation or of any of its affiliates, as further described below. The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares (representing 1.1% of the outstanding Common Shares). As at May 9, 2019, there are 420,566 DSUs outstanding under the DSU Plan, representing 0.2% of the outstanding Common Shares, and 1,579,434 DSUs remain available for grant, representing 0.9% of the outstanding Common Shares.

The maximum number of Common Shares issuable to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation, is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issuance under DSUs granted to insiders (as a group), at any time, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. Accordingly, a maximum of 1,579,434 DSUs remain available for grant to insiders (representing 0.9% of the outstanding Common Shares).

The following table sets out the burn rate of DSUs since adoption of the DSU Plan:

Year	DSUs Granted	Weighted Average Securities Outstanding	Burn Rate
2018	180,000	176,748,000	0.1%
2017	N/A	N/A	N/A
2016	N/A	N/A	N/A

The DSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 27, 2018. For a description of the material terms of the DSU Plan, see Schedule “C”.

In connection with its graduation to the TSX on November 1, 2018, the Corporation provided an undertaking to the TSX to make certain amendments to the DSU Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “DSU Plan Resolution”), subject to such amendments, variation or additions as may be approved at the Meeting, approving certain amendments to the DSU Plan as set out below. A blacklined copy of the proposed amendments to the DSU Plan (the “DSU Plan Amendments”) are attached to this Circular as Exhibit “A” to Schedule “C”.

The more substantive amendments being proposed are as follows:

1.	revising the definition of “insider” to align with the rules set forth in the TSX Company Manual;

2.	revising the limits under the DSU Plan to clarify there is a 10% limit on the Common Shares issuable that applies to the DSU Plan together with all security-based compensation arrangements of the Corporation, other than the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”; and

3.	revising the insider participation limits to align with the policies set forth in the TSX Company Manual.

The Board has approved the DSU Plan Amendments, subject to shareholder and stock exchange approvals.

The Board and management recommend the adoption of the resolution approving the DSU Plan Amendments. To be effective, the DSU Plan Resolution must be approved by not less than a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The text of the DSU Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	the deferred share unit plan (the “DSU Plan”) of Orla Mining Ltd. (the “Corporation”), as amended by the board of directors (the “Board”) and substantially in the form presented to the shareholders (the “Shareholders”) of the Corporation (the “Amended DSU Plan”) is hereby approved;

2.	the Board be authorized on behalf of the Corporation to make any further amendments to the Amended DSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the Amended DSU Plan;

3.	the approval of the Amended DSU Plan by the Board is hereby ratified and confirmed and any one director or officer of the Corporation is hereby authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

The Board recommends that Shareholders vote FOR the DSU Plan Resolution to approve DSU Plan Amendments. Unless authority is withheld, the Management Proxyholders intend to vote FOR the DSU Plan Resolution.

Early Warrant Exercise Incentive Program

Unless the context otherwise suggests, references to “Warrants” refer to the Common Share purchase warrants of the Corporation dated July 8, 2016, each of which entitles the holder thereof to acquire one Common Share (an “Underlying Share”) at a price of $0.62 per Underlying Share (the “Exercise Price”) at any time prior to 5:00 p.m. (Vancouver time) on July 8, 2021; and any holder of such a Warrant is referred to as a “Warrantholder”. The Warrants were issued in connection with the private placement of 14,000,000 units (“Units”) of the Corporation, on July 8, 2016. Each Unit consisted of one Common Share and one-half of one Warrant.

Background and Reasons for the Early Warrant Exercise Incentive Program

The Corporation proposes to provide an incentive to the early exercise of the Warrants by offering Warrantholders the distribution of one Common Share purchase warrant (the “Incentive Warrants”) to the Warrantholders in consideration of the early exercise of outstanding Warrants (the “Warrant Incentive Program”). 6,737,500 Warrants remain outstanding as of May 9, 2019. The Underlying Shares represented by the Warrants represents approximately 3.8% of the Corporation’s 179,493,510 issued and outstanding common shares as of the Record Date, April 25, 2019.

Under the Warrant Incentive Program, it is proposed that the Corporation will issue Incentive Warrants to holders who exercise Warrants during the early exercise period commencing on June 13, 2019 at 9:00 a.m. ET and terminating on July 12, 2019 at 5:00 p.m. ET (the “Incentive Period”). “Disinterested Shareholder” approval is required and refers to shareholder approval that excludes votes by shareholders holding Warrants. Final approval of the TSX is also required. The Warrants are not listed on the TSX, and the Incentive Warrants will not be listed on the TSX.

The Corporation notes that in order for U.S. Warrantholders to exercise their Warrants, U.S. Warrantholders will be required to qualify for an applicable exemption from registration under the United States Securities Act of 1933, as amended.

Each Warrantholder who chooses to exercise Warrants will exercise the Warrants in accordance with the exercise form forming part of the certificate for the Warrants. A beneficial Warrantholder of Warrants must give instructions for exercise to the broker through whom the Warrants are held. Any Warrants that are not exercised prior to the expiry of the Incentive Period will remain outstanding and continue to be exercisable for Common Shares of the Corporation on their current terms and will not receive Incentive Warrants.

The Corporation has engaged GMP Securities L.P. (“GMP”) to provide services in connection with the Warrant Incentive Program, including financial advice and analysis, as well as solicitation of the Warrantholders to participate in the Warrant Incentive Program.

The Corporation believes that the Warrant Incentive Program contemplated would have the following benefits to the Corporation, its shareholders and the Warrantholders:

1.	the Warrant Incentive Program provides Warrantholders with the opportunity to monetize the “in-the-money” portion of the unlisted Warrants while providing the Warrantholders with an incentive premium (i.e. the Incentive Warrants) to compensate for the foregone optionality of the current Warrants;

2.	the early exercise of the Warrants would provide cash proceeds to the Corporation, reduce the overhang of a large block of in-the-money share purchase warrants, and increase the Corporation’s financial strength and flexibility;

3.	the Company expects to receive $4.2 million in cash assuming all warrantholders elect to participate to the Early Warrant Exercise Program. The Company intends to use the proceeds from this program to advance the feasibility study on the Camino Rojo Oxide Project to completion, continue regional exploration works around the Camino Rojo deposit and to allow flexibility in the timing of ordering certain long-lead items once a construction decision has been determined.

4.	the estimated expenses of the Warrant Incentive Program and the aggregate value of the Warrant Incentive Program provide a cost-effective source of financing for the Corporation; and

5.	management believes that the dilutive effect of the Warrants has been factored into investors’ valuation of the securities of the Corporation, yet the Corporation currently lacks the benefits of the cash generated by the exercise of the Warrants.

Models for Warrant Incentive Program

Under a Black-Scholes option valuation method, the value of a Warrant is comprised of its intrinsic value (difference between current share price and exercise price, i.e. the value that Warrantholders can realize today) and time value optionality (represented by the option value of the Warrant until its expiry – if a Warrantholder exercises early, the Warrantholder foregoes this time value option).

One Incentive Warrant will be issued for each Warrant exercised during the Incentive Period, will have an exercise price of $1.65 and will expire on June 12, 2022. Accordingly, if all Warrants are exercised during the Incentive Period, an aggregate of 6,737,500 Incentive Warrants will be issued, representing approximately 3.6% of the Corporation’s issued and outstanding common shares as of May 9, 2019, assuming the exercise of all the existing Warrants.

Recommendation of the Board of Directors

The Board recommends that Disinterested Shareholders vote in favour of the Warrant Incentive Program.

The material factors considered by the directors of the Corporation in recommending the Warrant Incentive Program are:

1.	the Warrant Incentive Program provides Warrantholders with the opportunity to monetize the “in-the-money” portion of the unlisted Warrants while providing the Warrantholders with an incentive premium (ie. the Incentive Warrants) to compensate for the foregone optionality of the current Warrants; if all or a significant number of the Warrants are exercised during the Incentive Period, the proceeds from such early exercise would provide a cost-effective source of funds for the Corporation;

2.	pursuant to the requirements of the TSX, the Warrant Incentive Program must be approved at a special meeting of shareholders by a majority of the votes cast thereat by Disinterested Shareholders; and

3.	each Warrant that remains unexercised after the Incentive Period will continue to entitle the holder thereof to acquire one Common Share at the Exercise Price until July 8, 2021;

4.	the dilutive effect of the “in-the-money” Warrants has been factored into investors’ valuation of the securities of the Corporation; and

5.	the exercise price of the Incentive Warrants would be at a premium to the current market price of the Common Shares and potentially provide for a future source of capital at an attractive price to the Corporation.

On May 9, 2019, the disinterested directors on the Board, being Messrs. Simpson, Robitaille, Stephens, and Haldane, approved the general terms of the Warrant Incentive Program and the submission of the Warrant Incentive Program to Disinterested Shareholders of the Corporation for their approval.

Certain directors of the Corporation hold an aggregate of 500,000 Warrants and Mr. Pierre Lassonde holds an aggregate of 1,440,000 Warrants. Accordingly, in the event all such directors and Mr. Lassonde exercise their Warrants, an aggregate of 1,940,000 Incentive Warrants will be issued to such persons (representing 1.1% of the outstanding Common Shares, assuming exercise of the 1,940,000 Warrants held by such directors and Mr. Lassonde).

Disinterested Shareholder Approval

Pursuant to Section 608 of the TSX Company Manual, the Warrant Incentive Program requires Disinterested Shareholder approval. Accordingly, the Warrant Incentive Program is required to be approved by a majority of the votes cast by Disinterested Shareholders at the Meeting or by a majority of the Disinterested Shareholders by way of written consent. TSX policy requires Disinterested Shareholder approval because it treats the Corporation’s proposed issuance of Incentive Warrants as an effective reduction of the exercise price of in-the-money warrants.

As of April 25, 2019, being the record date for voting at the Meeting, the Corporation estimates that Warrantholders also hold approximately 45,000,000 Common Shares, which will be excluded for the purposes of the Disinterested Shareholders’ vote, representing approximately 25% of the outstanding Common Shares. Given certain Warrantholders are beneficial Shareholders registered through CDS it is not possible to determine the exact number of Common Shares held by such persons.

The person(s) named in the enclosed form of proxy intend to vote at the Meeting for the approval of the resolution concerning the Warrant Incentive Program unless otherwise directed by the shareholder appointing them.

The Board and management recommend the adoption of the resolution approving the Warrant Incentive Program. To be effective, the resolution must be approved by not less than a majority of the votes cast by Disinterested Shareholders present in person or represented by proxy at the Meeting.

The text of the resolution approving the Warrant Incentive Program to be submitted to Disinterested Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	Orla Mining Ltd. (the “Corporation”) implement a warrant incentive program (the “Warrant Incentive Program”) by way of the issuance of common share purchase warrants of the Corporation with an exercise price of $1.65 and expiring June 12, 2022 as an incentive (the “Incentive Warrants”) for the early exercise of up to 6,737,500 common share purchase warrants (the “Warrants”) of the Corporation otherwise exercisable until July 8, 2021 at an exercise price of $0.62, during the early exercise period commencing on June 13, 2019 at 9:00 a.m. ET and terminating on July 12, 2019 at 5:00 p.m. ET, subject to receipt of any necessary regulatory approval including the approval of the TSX, as further described in the management information circular dated May 9, 2019 and delivered to the shareholders (the “Circular”);

2.	the amendment of the Warrants to provide for the issuance of the Incentive Warrants during the period commencing on June 13, 2019 at 9:00 a.m. ET and terminating on July 12, 2019 at 5:00 p.m. ET or such other time period determined by the Board of Directors of the Corporation, is hereby authorized and approved;

3.	upon exercise of the Incentive Warrants in accordance with their terms, including the payment of the respective exercise price thereof, the common shares of the Corporation underlying the Incentive Warrants shall be issued as fully paid and non-assessable common shares of the Corporation;

4.	any officer or director of the Corporation is authorized and directed to execute and deliver in the name of and on behalf of the Corporation and under its corporate seal or otherwise all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Warrant Incentive Program, and the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

5.	notwithstanding the passing of this resolution by the shareholders, the directors of the Corporation are authorized and empowered without further notice to or approval of the shareholders not to proceed with the Warrant Incentive Program, as described in the Circular or to revoke this resolution at any time prior to this resolution being effective.”

The directors have reviewed and considered all facts respecting the approval of the Warrant Incentive Program, and the Warrant Incentive Program was approved by the Corporation’s disinterested directors.

The Board unanimously recommend that Disinterested Shareholders vote in favour of approving the Warrant Incentive Program. Unless authority is withheld, the Management Proxyholders intend to vote FOR the resolution authorizing the approval of the Warrant Incentive Program.

The Corporation has determined that while the Warrant Incentive Program may be a related party transaction pursuant to Multilateral Instrument 61-101 – Special Transactions (“MI 61-101”), the Corporation is not required to obtain a formal valuation under subsection 5.4(1) of MI 61-101 for the Warrant Incentive Program because pursuant to the exemption set forth in 5.5(a) of MI 61-101, neither the fair market value of the Warrants nor the fair market value of the consideration paid for the Warrants exceeds 25% of the Corporation’s market capitalization. In addition, the exemption from the minority approval requirement provided for under subsection 5.7(1)(a) of MI 61-101 can be relied on as neither the fair market value of the Warrants nor the fair market value of the consideration paid for such Warrants exceeds 25% of the Corporation’s market capitalization.

Statement of Corporate Governance

Corporate Governance

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance Shareholder value.

In June 2005, National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Disclosure Rule and other applicable regulatory instruments, the following disclosure describes the Corporation’s corporate governance policies and initiatives.

The Corporation continually reviews and monitors developments in Canada with a view to further revising its governance policies and practices, as appropriate. Subsequent to the completion of the acquisition of Pershimco Resources Inc. in December 2016 (the “Pershimco Acquisition”), the Camino Rojo gold project in November 2017 and the graduation to the TSX on November 1, 2018, the Corporation’s corporate governance practices and policies were reviewed in order to ensure the Corporation was well situated with best practices in light of its stage of development. This review culminated with the Board adopting various revised and new corporate governance documents and policies. The Board will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as it deems appropriate.

The Board of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Compensation Committee, the Environmental, Health and Safety Committee and the Corporate Governance and Nominating Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet Orla’s strategic objectives. A copy of the mandate of the Board is attached hereto as Schedule “D”.

The Board is responsible for, among other things:

·	developing, reviewing and approving the business objectives and goals of the Corporation and reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals;

·	approving and monitoring compliance with all significant policies and procedures;

·	providing input to Management on emerging trends and issues and on strategic plans, objectives and goals that Management develops and monitoring the Corporation’s progress toward its strategic and operational goals, and to revise its direction to Management in light of changing circumstances affecting the Corporation;

·	reviewing and approving the annual consolidated audited financial statements, the interim consolidated financial statements, and the notes and management’s discussion and analysis accompanying such financial statements, as well as Orla’s management information circular and overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

·	ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws; and

·	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders.

Meetings of the Board

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with Management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. The Board’s practice is that, at the end of each meeting of the Board, independent directors meet in the absence of Management and non-independent directors to hold an open and candid discussion. For the financial year ended December 31, 2018, all Board and committee meetings were accompanied by in-camera sessions where Management was not in attendance.

The majority of directors in office constitutes a quorum for the transaction of business and a quorum of directors may exercise all the powers of directors at a meeting. Directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.

In certain circumstances, non-directors will be permitted to attend Board and committee meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair will determine non-director attendees for a meeting, and no non-directors will be permitted to table material at the Board meeting without the prior approval of the Chair (in the case of the Board) or committee chair (in the case of committee of the board).

Independence of the Board

The Governance Disclosure Rule defines an “independent” director as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of eight directors. The Board has determined that six out of the eight current members are “independent” directors within the meaning of the Governance Disclosure Rule. Messrs. Jason Simpson and Hans Smit are not considered “independent” as a result of their roles as executive officers. Messrs. Charles Jeannes, Richard Hall, Jean Robitaille, Tim Haldane, George Albino and David Stephens are each considered to be “independent” directors of the Corporation. During 2018, there were certain changes to the Board. Mr. Stephens replaced Mr. Steven Thomas’ as Goldcorp’s representative to the Board in March 2018. Mr. Thomas was considered “independent” while he served as a director. Mr. Marc Prefontaine was not considered “independent” up and until his resignation in November 2018 as a result of his role as an executive officer.

If the proposed Nominees put forth by Management are elected at the Meeting, the Board will be comprised of eight directors, seven of whom (Messrs. Jeannes, Hall, Robitaille, Haldane, Albino, Stephens and Ms. McGregor) will be considered “independent” directors and one of whom (Mr. Simpson) will not be considered “independent” for the reasons stated above. To enhance its ability to act independent of Management, the members of the Board may meet in the absence of members of Management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Chair of the Board

The current Chair of the Board is Mr. Charles Jeannes. Mr. Jeannes is considered independent. The Chair’s role and responsibilities include providing leadership to the Board, assisting the Board in satisfying its oversight responsibilities, managing Board meetings, promoting the delivery of information to the directors of the Corporation on a timely basis such that directors are fully apprised of all matters which are material to directors, presiding over Shareholder meetings and such other functions as may be ancillary to the duties and responsibilities and as may be delegated to the Chair by the Board from time to time. The Role Statement for Non-Executive Chair is available on the Corporation’s website at www.orlamining.com.

Chief Executive Officer

The Chief Executive Officer of the Corporation is responsible for managing the business and affairs of the Corporation within the corporate policies and mandates and authority limitations established by the Board from time to time. The Role Statement for the Chief Executive Officer is available on the Corporation’s website at www.orlamining.com.

Other Reporting Issuer Directorships

The following table sets forth the directors of the Corporation who currently hold directorships in other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Term
Richard Hall	IAMGold Corporation	TSX, NYSE	2012 to Present
Charles Jeannes	Wheaton Precious Metals Corp.	TSX, NYSE	2016 to Present
	Pan American Silver Corp.	TSX, NASDAQ	2019 to Present
George Albino	Eldorado Gold Corp.	TSX, NYSE	2016 to Present

Orientation and Continuing Education

Given the size and stage of the Corporation, the Board as a whole is responsible for ensuring that new directors are provided with an orientation program, which includes written information about the business, documents from recent Board meetings and governance policies.

In addition, directors are encouraged to visit and meet with Management on a regular basis and are provided the opportunity to independently consult with legal counsel to the Corporation to understand their legal obligations as directors.

The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation.

At each quarterly Board meeting, the Chief Financial Officer makes a presentation to the Board to provide a comprehensive overview of the Corporation’s financial performance, anticipated future financial results and market trends. In addition, together with legal counsel to the Corporation, the Chair of the Board continually reviews the latest securities rules and policies and best practices in corporate governance. Any changes or new requirements will then be brought to the attention of the Corporation’s directors. Board members are encouraged to communicate with Management, auditors, legal counsel and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Corporation’s projects. Board members have full access to the Corporation’s records.

Ethical Business Conduct

The Board expects Management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

Employees are required to report any violations under the Code or the Corporation’s corporate governance policies in accordance with the Corporation’s Whistleblower Policy, which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code and the Whistleblower Policy is available on the Corporation’s website at www.orlamining.com and has also been filed on SEDAR and may be accessed under the Corporation’s profile at www.sedar.com.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Corporation’s corporate governance policies.

In addition, as some of the directors of the Corporation also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his interest and is not entitled to vote at meetings which involve such conflict.

Compensation Committee

The Compensation Committee is currently comprised of three independent directors, being Messrs. Hall (Chair), Robitaille and Jeannes. The Compensation Committee has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Corporation’s compensation programs and the compensation of the Corporation’s executives and members of the Board and for submitting recommendations to the Board in this regard. In addition, the Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Corporation’s material compensation programs meet the Corporation’s principles, objectives and risk profile and do not encourage excessive risk taking.

See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis” below for details regarding the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of three independent directors, being Messrs. Albino (Chair), Jeannes and Hall.

The Corporation’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance the Corporation’s performance, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating and providing ongoing development for directors. The full text of the Corporate Governance and Nominating Committee’s charter is available on the Corporation’s website at www.orlamining.com.

Audit Committee

The Audit Committee is currently comprised of three independent directors, being Messrs. Stephens (Chair), Jeannes and Albino, each of whom is considered to be (i) independent; and (ii) financially literate. The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting.

The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management, and the external auditors and monitors the independence of those auditors. The full text of the Audit Committee’s charter is available on the Corporation’s website at www.orlamining.com.

During the financial year ended December 31, 2018, the Audit Committee met 3 times.

The following table describes the education and experience of each current Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

David Stephens: Mr. Stephens was the Vice President, Corporate Development & Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President & Treasurer. Prior to joining Goldcorp, Mr. Stephens spent 10 years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelors degree in Electrical Engineering and Computer Science from Harvard University.

Charles Jeannes: Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. He is currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

George Albino: Dr. Albino, Ph.D. was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals and diamonds. He is also currently a Director of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

The following table sets out the external auditor service fees paid in the 2018 and 2017 financial years:

	2018	2017
Audit Fees(1)	$92,500	$92,500
Audit-Related Fees(2)	$31,000	Nil
Tax Fees(3)	$12,500	$20,939
All Other Fees(4)	Nil	Nil
Total:	$136,000	$113,439

Notes:

(1) Fees billed by the Corporation’s auditor for audit services.

(2) Fees billed by the Corporation's external auditor for assurance-related services that are not included in “audit fees”. Such fees consist primarily of quarterly reviews and work related to providing consents pursuant to financings.

(3) Fees for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.

(4) Fees for products and services provided by the Corporation’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

As part of its duties, the Audit Committee is required to pre-approve all non-audit services performed by the independent auditors in order to assure that the provision of such services does not impair the auditors’ independence. In considering the appointment of the auditor for non-audit services, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee does not delegate to Management its responsibilities to pre-approve services performed by the independent auditors.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is currently comprised of three directors, being Messrs. Haldane (Chair) and Robitaille, each of whom is considered to be independent, and Mr. Smit, who is not considered to be independent. The purpose of the Environmental, Health and Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Corporation and monitor and review the regulatory issues related to health, safety, the environment and sustainable development. The Environmental, Health and Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Corporation’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Corporation.

Assessment of Board Performance

Led by the independent Chair, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. The Board has adopted a questionnaire that asks the directors to assess the effectiveness of the Board and its committees in respect of: structure and composition; roles and responsibilities; operations; effectiveness; committee meetings’ operations and effectiveness; and individual director performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Chair of the Corporate Governance and Nominating Committee is responsible for ensuring the questionnaire covers all necessary topics of discussion and for gathering the feedback from other directors or the Corporation.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on the Board or other mechanisms of Board renewal at this time. Term limits are not considered necessary, as the Board believes it has adopted sufficient practices and mechanisms for renewal. In particular, the Board has appointed a Corporate Governance and Nominating Committee comprised solely of independent directors to provide a focus on governance that will enhance the Corporation’s performance; to assess and make recommendations regarding the Board’s effectiveness; and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The Corporate Governance and Nominating Committee will complete annual reviews of the Board’s relationship with Management to ensure the Board is able to, and in fact does, function independently of Management. The Corporate Governance and Nominating Committee will also develop, and annually update and recommend to the Board for approval, a long term plan for Board composition that takes into consideration, among other matters, the current strengths, skills and experience represented by each director, as they affect Board dynamics as well as retirement dates. The Board believes that the perspective of longer service directors with industry experience is of benefit to the Board. In addition, Management believes that the experience and diversity of the current Board would be very difficult to replicate and that regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

Corporate Policies

Environmental & Sustainability, Health & Safety Policy

The Corporation is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Corporation’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health & Safety Policy. The Corporation will conduct all of its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health & Safety Policy, applicable legislation and government requirements. The aim of this policy is to protect the surroundings in which the Corporation operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla will ensure that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards. The full text of the Environment & Sustainability, Health & Safety Policy is available on the Corporation’s website at www.orlamining.com.

Corporate Social Responsibility Policy

The Corporation is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Corporation will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Corporation operates and (iv) contribute to the sustainable development of those communities. The full text of the Corporate Social Responsibility Policy is available on the Corporation’s website at www.orlamining.com.

Share Ownership Policy

The Corporation has adopted a Share Ownership Policy in order to align the interests of the officers and directors of the Corporation with those of the Corporation’s Shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers is required to hold Common Shares having a value of at least two times his or her base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment. The full text of the Share Ownership Policy is available on the Corporation’s website at www.orlamining.com.

Name	Number of Common Shares		Market Value of Common Shares(1)	Share Ownership Requirement(2)		Requirement Met?
Officers
Jason Simpson President and Chief Executive Officer	Nil		Nil	$900,000		N/A(3)
Hans Smit Chief Operating Officer	2,942,900		$3,031,187	$500,000		Yes
Etienne Morin Chief Financial Officer	50,000		$51,500	$500,000		N/A(3)
Non-Executive Directors
George Albino Director	301,000		$310,030	$90,000		Yes
Charles Jeannes Director	2,031,100		$2,092,033	$150,000		Yes
Richard Hall Director	2,157,000		$2,221,710	$105,000		Yes
Tim Haldane Director	103,500		$106,605	$90,000		Yes
Jean Robitaille Director	1,777,450		$1,830,774	$75,000		Yes
David Stephens Director	Nil	(4)	Nil	Nil	(4)	N/A(4)

Notes:
(1)	Calculated using $1.03, being the closing price of the Common Shares on the TSX on May 9, 2019.
(2)	Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers is required to hold Common Shares having a value of at least two times his or her base salary.
(3)	Mr. Simpson and Mr. Morin joined the Corporation in 2018, and accordingly have five years from their respective dates of hire to satisfy the requirement.
(4)	Mr. Stephens was an employee of Goldcorp and accordingly, waived his annual base retainer in 2018 and was not subject to the share ownership requirements. Goldcorp holds 34,410,141 Common Shares and also holds warrants to purchase 1,275,000 Common Shares.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of directors. The full text of the Majority Voting Policy is available on the Corporation’s website at www.orlamining.com. See “Particulars of Matters to be Acted Upon – Election of Directors” for a summary of the Majority Voting Policy.

Corporate Disclosure Policy

The Corporation has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Corporation’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Corporation’s non-public material information. The full text of the Corporate Disclosure Policy is available on the Corporation’s website at www.orlamining.com.

Insider Trading Policy

The Corporation has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Corporation’s Insider Trading Policy have been implemented in order to prevent improper trading of the Corporation’s securities or of companies with which the Corporation may have a business relationship. The full text of the Insider Trading Policy is available on the Corporation’s website at www.orlamining.com.

For a summary of the Corporation’s Whistleblower Policy see “Corporate Governance – Ethical Business Conduct” above.

Clawback Policy

The Corporation has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Corporation and to ensure that incentive-based compensation paid by the Corporation is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The full text of the Clawback Policy is available on the Corporation’s website at www.orlamining.com.

Anti-Hedging Policy

The Corporation has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for directors, officers or employees of the Corporation or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Corporation, to hedge or monetize transactions to lock in the value of holdings in the securities of the Corporation. Such transactions, while allowing the holder to own the Corporation’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Corporation. The full text of the Anti-Hedging Policy is available on the Corporation’s website at www.orlamining.com.

Diversity Policy

The Corporation is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Corporation has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, amongst other things. The Corporation recognizes the benefits arising from employee and Board diversity, including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Corporation respects and values the perspectives, experiences, cultures and differences that employees possess. The full text of the Diversity Policy is available on the Corporation’s website at www.orlamining.com.

Policies Regarding the Representation of Women on the Board

As noted above, the Corporation has established a Diversity Policy, which sets out guidelines by which the Corporation will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Company, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the Corporate Governance and Nominating Committee is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as gender diversity, in the selection criteria of new Board members. The Corporate Governance and Nominating Committee will follow its charter and consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Corporate Governance and Nominating Committee will also consider the following with respect to recommending nominees for election to the Board:

·	competencies and skills each nominee will bring to the Board;

·	past business experience;

·	integrity;

·	industry knowledge;

·	ability to contribute to the success of the Corporation;

·	past experience of directors or Management with potential candidates;

·	expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership;

·	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

·	any other factors as may be considered appropriate.

Consideration Given to the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as gender diversity, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Number of Women on the Board and in Executive Officer Positions

The Corporation has not established targets regarding the representation of women on the Board or executive officer positions. The Company believes that specific targets would be arbitrary and continues to favour recruitment and promotion based on abilities and contributions in accordance with the Diversity Policy.

There are currently no women on the Board or in executive officer positions at the Corporation. Ms. McGregor has been proposed for election as director at the Meeting. Should Ms. McGregor and all other directors proposed for election at the Meeting be elected, there would be one woman on the Board (13%).

Statement of Executive Compensation

Executive Compensation Discussion and Analysis

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer or Chief Financial Officer during the financial year ended December 31, 2018 and each of the three other most highly compensated executive officers of the Corporation for the financial year ended December 31, 2018, whose annual aggregate compensation exceeded $150,000 (collectively, the “Named Executive Officers”).

The Named Executive Officers for the financial year ended December 31, 2018 were:

·	Jason Simpson, President and Chief Executive Officer;

·	Etienne Morin, Chief Financial Officer;

·	Hans Smit, Chief Operating Officer;

·	Marc Prefontaine, Former President and Chief Executive Officer; and

·	Paul Robertson, Former Chief Financial Officer.

During the financial year ended December 31, 2018, there were no other executive officers or individuals acting in a similar capacity for the Corporation whose compensation was, individually, more than $150,000.

The Compensation Discussion and Analysis section of this Circular sets out the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. It also provides an analysis of the Corporation’s compensation design, and the decisions the Compensation Committee made in the financial year ended December 31, 2018, with respect to the Named Executive Officers.

Compensation Governance

When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the following objectives:

·	retaining an executive critical to the success of the Corporation and the enhancement of Shareholder value;

·	providing fair and competitive compensation;

·	balancing the interests of Management and Shareholders;

·	rewarding performance, both on an individual basis and with respect to the business in general; and

·	ensuring recognition of the fact that the Corporation carries on business with a small number of executive officers relative to other public companies of similar size.

For the financial year ended December 31, 2018, the Board and the Compensation Committee considered many factors when considering, reviewing and making recommendations for compensation arrangements for the Named Executive Officers. In determining the compensation level for each executive, the Compensation Committee looked at a variety of factors such as certain corporate and individual objectives, the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, as well as the compensation paid by a group of comparable companies, as further discussed under “Benchmarking” below.

The Compensation Committee

The Compensation Committee is comprised of three independent directors, being Messrs. Hall (Chair), Jeannes and Robitaille. During the year ended December 31, 2018, the Compensation Committee held committee meetings on an as needed basis. The primary goal of these meetings as they related to compensation matters was to ensure that the compensation provided to the Named Executive Officers was determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers were aligned with the financial interest of Shareholders, and to ensure that their compensation was fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee has adopted a written mandate that governs its practices. See “Role of the Compensation Committee and the Board” below and “Statement of Corporate Governance – Corporate Governance – Compensation Committee”.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about the Corporation’s compensation practices. As a whole, each of the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each of these directors have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.”

Recommendations of Management

For the financial year ended December 31, 2018, the Compensation Committee consulted with the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer regarding the Corporation’s annual business goals, objectives and achievements. In addition, the Compensation Committee consulted with the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer regarding executive officer target short-term incentive awards and actual payouts, and long-term incentive grants, which the Compensation Committee then considered and recommended to the Board, as appropriate. Neither the Chief Executive Officer, the Chief Financial Officer nor the Chief Operating Officer made any recommendations with respect to his own compensation package, which was determined by the Compensation Committee directly for recommendation to the Board.

The Compensation Committee can exercise its discretion in modifying any of the consultations with or recommendations from the Chief Executive Officer prior to making its recommendations to the Board.

Role of the Compensation Committee and the Board

The Compensation Committee assists the Board in monitoring the Corporation’s guidelines and practices with respect to compensation and benefits and ensures that the Corporation’s compensation program is competitive and fair. With respect to compensation, the Compensation Committee’s responsibilities include, among other things:

·	reviewing and submitting to the Board recommendations concerning executive compensation and compensation plan matters;

·	providing periodic reports to the Board on compensation matters that review and assess the design and competitiveness of the Corporation’s compensation and benefits programs generally, while considering the implications of any risks associated with the Corporation’s compensation policies and practices; and

·	reviewing and making recommendations, in consultation with the Chair of the Board and the Chief Executive Officer, to the Board with respect to implementing or varying share option, share purchase, compensation and other incentive plans.

In addition, the Compensation Committee reviews and recommends compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the Compensation Committee.

For the financial year ended December 31, 2018, the Compensation Committee considered consultations with the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer, and considered and made recommendations to the Board all executive compensation matters for 2018. The Board considered and granted final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer being made by the non-executive directors of the Board (being all Board members other than the Chief Executive Officer and the Chief Operating Officer).

Independent Compensation Consultant

In the financial years ended December 31, 2018 and 2017, neither the Board nor the Compensation Committee retained a compensation consultant or advisor to assist the Board, the Compensation Committee in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation.

Benchmarking

For compensation relating to the financial year ended December 31, 2018, the Compensation Committee has selected a peer group for assessing compensation practices, which group has been approved by the Board. The selection of companies that make up the comparable group are intended to reflect a group of companies with which the Corporation competes for executive officers. The group was selected by identifying entities (i) with market capitalization ranging between $125 million and $1.1 billion, (ii) that are listed on the TSX or the TSX Venture Exchange, and (iii) with projects at a similar stage of development as the Corporation. The 2018 comparator group includes:

Continental Gold Inc.	Pure Gold Mining Inc.

Lundin Gold Inc.	Gold Standard Ventures Corp.

Osisko Mining Inc.	Sabina Gold & Silver Corp.

Victoria Gold Corp.	Equinox Gold Corp.

The Compensation Committee reviewed market data for the peer group to determine to confirm the appropriate level of base salaries, bonuses, long-term incentive plan (“LTIP”) and total compensation for the Named Executive Officers. However, the Corporation did not engage in formal benchmarking and the Corporation did not position executive pay to reflect a single percentile within the peer group for each executive. While these general market comparisons represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive’s leadership, commitment to the Corporation’s values and potential for advancement.

Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee and the Board have not formally assessed the implications of the risks associated with the Corporation’s compensation policies and practices. However, the Corporation does not believe that its compensation program for the financial year ended December 31, 2018 encouraged excessive or inappropriate risk taking as the Corporation’s employees received both fixed (salary) and variable compensation (discretionary bonus and options) designed to balance the level of risk-taking while focusing on generating long-term value.

Policy on Purchase of Financial Instruments

The Board has adopted a policy that prohibits the purchase by Named Executive Officers or directors of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. See “Statement of Corporate Governance – Corporate Policies – Anti-Hedging Policy”.

Elements of Named Executive Officer Compensation

The compensation paid to the Named Executive Officers in any year may consist of three primary components:

Element of Compensation	Purpose of Element
Base Salary	Base salaries are fixed and therefore provide a level of certainty for Named Executive Officers. They are also used to ensure the Corporation’s compensation programs remain competitive in the industry and to determine other compensation elements and benefits.
Short-term Incentive	The objective of the short-term incentive plan is to reward Named Executive Officers for the achievement of annual corporate and individual goals.
Long-term Incentive	The purpose of the Corporation’s LTIP is to attract, retain and award Named Executive Officers who are expected to significantly contribute to the success of the Corporation, incentivize them to perform at a high level and reward the achievement of creating long-term shareholder value.

The Corporation believes that making a significant portion of the Named Executive Officers’ compensation both variable and long-term supports the Corporation’s executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, the Corporation emphasizes equity-based compensation to allow those most accountable for the Corporation’s long-term success to acquire and hold Common Shares. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer will generally be determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation (in particular, the peer group members described above) and a review of the performance of the Corporation as a whole and the role the executive officer played in such corporate performance.

Base salaries for the financial year ended December 31, 2018 were as follows:

Name and Position	Salary
Jason Simpson, President and Chief Executive Officer	$450,000
Etienne Morin, Chief Financial Officer	$225,000
Hans Smit, Chief Operating Officer	$250,000
Marc Prefontaine, Former President and Chief Executive Officer	$250,000	(1)
Paul Robertson, Former Chief Financial Officer	$213,750	(2)

Notes:

(1)	Marc Prefontaine served as President and Chief Executive Officer until November 12, 2018. The amount shown is an annualized amount based on monthly base salary amounts paid until that date.
(2)	Paul Robertson served as Chief Financial Officer until April 30, 2018. The amount shown is an annualized amount based on the year-to-date base salary amounts paid until then.

Effective January 1, 2019, the base salary of the Chief Financial Officer was increased to $250,000 per annum. There are no other expected increases to the base salaries of the Named Executive Officers for the financial year ending December 31, 2019.

Short-term Incentive Plan

Pursuant to the respective executive employment agreements, each of Mr. Simpson, Mr. Morin and Mr. Smit is entitled to a target short-term incentive as a percentage of base salary as set out in the table below. Mr. Prefontaine was similarly entitled to a target short-term incentive as a percentage of base salary during his term of employment. Mr. Robertson did not have a contractual target.

For the financial year ended December 31, 2018, short-term incentive awards were determined and awarded based on an assessment by the Compensation Committee of certain corporate and personal achievements. Each component may then have one or more objective and subjective goals with different weighting and measures.

The following is the short-term incentive award target as a percentage of base salary and the split between the corporate and personal components:

Position	Targeted Short-Term Incentive (% of Base Salary)	Corporate Objectives	Individual Performance
Chief Executive Officer	100%	60%	40%
Chief Operating Officer	50%	60%	40%
Chief Financial Officer	50%	60%	40%

For the financial year ended December 31, 2018, the following corporate objectives were developed by the Chair of the Compensation Committee based on discussions with each of the executive officers. These corporate objectives were adopted and recommended by the Compensation Committee and approved by the Board:

2018 Corporate Objectives	Weight	Score
Health & Safety	20%	20%
Lost Time Injury Rate of 0.30 per 200,000 hours worked Result: There were no Lost Time Injuries during the year
Environmental	20%	20%
No category 3, 4 or 5 (serious through catastrophic) incidents as defined by EPA Result: There were no incidents during the year
Community Affairs	20%	20%
Develop an effective and sustainable community program Result: Programs were developed and maintained for both Camino Rojo and Cerro Quema Projects
Project Advancement	40%	40%
Advance projects in accordance with approved plans and budgets Result: Advancement of the projects was according to plan and below budget
Total	100%	100%

Performance against the corporate objectives was assessed by the Compensation Committee at the end of the 2018 financial year based on its review of the achievement of the objective and subjective criteria noted above. It was determined that each corporate objective was met and achieved successfully during the course of the 2018.

Together with the Chair of the Compensation Committee, each executive also developed personal component objectives for 2018 that reflected strategic annual operational advancements, financial system implementation and improvements, development of internal teams and overall focus of leadership and communication of the executive team. For each executive, share price performance relative to the peer group was also assessed. The personal objectives were adopted and recommended by the Compensation Committee and approved by the Board.

Achievement of the personal objectives was based on an assessment by the Compensation Committee at the end of the 2018 financial year, including through consultations with Management on an as-needed basis. As Mr. Simpson was appointed on November 12, 2018, no individual objectives in respect of 2018 were set, and his achievement in 2018 was scored based entirely on corporate objectives.

On the recommendation of the Compensation Committee, as approved by the Board, short-term incentives awarded for the financial year ended December 31, 2018 were determined and awarded as follows:

Name and Position	Targeted Award (% of Base Salary)	Overall Weighted Score	Award		Actual Award (% of Base Salary)
Jason Simpson, President and Chief Executive Officer	100%	100%	$56,250	(1)	100%
Etienne Morin, Chief Financial Officer	50%	98%	$110,700		49%
Hans Smit, Chief Operating Officer	50%	100%	$125,000		50%
Marc Prefontaine, Former President and Chief Executive Officer	60%	100%	$150,000		60%
Paul Robertson, Former Chief Financial Officer	N/A	N/A	N/A		N/A

(1)	Mr. Simpson was appointed Chief Executive Officer on November 12, 2018. His award was pro-rated accordingly and the percentage of base salary reflect the percentage of award paid based on salary paid during the year.

2019 Corporate Objectives

For the financial year ending December 31, 2019, the following corporate objectives were developed by the Chair of the Compensation Committee based on discussions with each of the executive officers. These corporate objectives were adopted and recommended by the Compensation Committee and approved by the Board:

2019 Corporate Objectives	Weight
Relative Share Price Performance vs Peer Group	10%
Completion of the Feasibility Study on Camino Rojo by mid-year	20%
Secure lay-back agreement on neighboring property	20%
Complete financing for Construction of Camino Rojo by year end	20%
Obtain Concession renewals at Cerro Quema by year end	20%
Health & Safety; Environment; Community Affairs	10%
Lost Time Injury Rate <2.0 per 1,000,000 hours worked; no fatality
No category 3, 4 or 5 (serious through catastrophic) incidents as defined by EPA
Develop an effective and sustainable community program
Total	100%

Long-term Incentive Plan

The Corporation’s LTIP is an element of compensation that allows the Corporation to incentivize and retain its Named Executive Officers for their sustained contributions to the Corporation. These awards reward performance and continued employment by a Named Executive Officer, with associated benefits to Orla of attracting, motivating and retaining employees. The Corporation believes that a LTIP provides Named Executive Officers with a strong link to long-term corporate performance and the creation of shareholder value and the LTIP bonus payment is at the discretion of the Board. The LTIP aligns the interests of the Named Executive Officers with those of Shareholders by linking a significant portion of the executive’s total pay opportunity to share price performance, therefore providing long-term accountability. For a description of the material terms of the Stock Option Plan and RSU Plan, see Schedule “A” and Schedule “B”, respectively.

Previously, stock options were determined and granted based on a subjective determination by the Compensation Committee and approved by the Board. Subsequent to December 31, 2018, the Compensation Committee adopted a target LTIP grant based on a percentage of base salary for each executive, and allocated among stock options and RSUs as follows:

Position	Targeted LTIP (% of Base Salary)	Stock Options	RSUs
Chief Executive Officer	150%	40%	60%
Chief Operating Officer	100%	40%	60%
Chief Financial Officer	100%	40%	60%

On the recommendation of the Compensation Committee, as approved by the Board, stock option grants for the financial year ended December 31, 2018 were determined and awarded as follows:

Name and Position	Stock Options Awarded		Value of Stock Options Awarded (1)		RSUs Awarded (2)	Value of RSUs Awarded (2)
Jason Simpson President and Chief Executive Officer	1,000,000	(3)	$595,300	(3)	NIL	NIL
Etienne Morin	600,000	(4)	$340,080	(4)	108,000	$135,000
Chief Financial Officer	159,292	(5)	$89,857	(5)
Hans Smit Chief Operating Officer	176,991	(5)	$99,841	(5)	120,000	$150,000
Marc Prefontaine Former President and Chief Executive Officer	176,991	(5)	$99,841	(5)	120,000	$150,000
Paul Robertson Former Chief Financial Officer	NIL		NIL		NIL	NIL

Notes:

(1)	The grant date fair value of stock options is calculated using the Black-Scholes methodology. The Corporation chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Corporation’s audited financial statements.
(2)	The RSU’s awarded reflect the annual grant for 2018. The values were calculated using the market value at grant date, consistent with the approach used in the Corporation’s audited financial statements.
(3)	Reflects a special one-time grant when Mr. Simpson was appointed Chief Executive Officer. These options are exercisable at a price of $1.30 until November 13, 2023. The key assumptions used under the Black-Scholes model that were used for this award were: risk-free interest rate – 2.36%; expected life – 5 years; expected annualized volatility – 50%; expected dividend rate – nil.
(4)	Reflects a special one-time grant when Mr. Morin was appointed Chief Financial Officer. These options are exercisable at a price of $1.25 until May 31, 2023. The key assumptions used under the Black-Scholes model that were used for this award were: risk-free interest rate – 2.05%; expected life – 5 years; expected annualized volatility – 50%; expected dividend rate – nil.
(5)	Reflects the annual grant for 2018. These options are exercisable at a price of $1.25 until June 27, 2023. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate – 1.90%; expected life – 5 years; expected annualized volatility – 50%; expected dividend rate – nil.

Benefit Plans

As of January 1, 2019, the Corporation provides a group benefit plan to the employees of the Corporation in which the Named Executive Officers participate. The terms of the group benefit plan are customary. The Corporation does not provide any post-retirement benefits to any of the Named Executive Officers or employees of the Corporation.

Pension Plans

The Named Executive Officers do not participate in any defined benefit pension plan, defined contribution plan or deferred compensation plan.

Performance Graph

The following table and graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Corporation from June 30, 2015, the date of the Corporation’s name change and new Board, to December 31, 2018 against the cumulative shareholder return of each of the S&P/TSX Composite Index and the S&P/TSX Composite Gold Index for the same period.

	June 2015	December 2015	December 2016	December 2017	December 2018
Orla Mining Ltd.	100.00	87.50	781.25	1,112.50	656.25
S&P/TSX Composite Index	100.00	90.86	110.01	120.02	109.35
S&P/TSX Composite Gold Index	100.00	87.01	128.55	125.98	117.94

On June 10, 2015, at the annual and special shareholders meeting, the shareholders of the Corporation approved the name change from Red Mile Minerals Corp. to “Orla Mining Ltd.” and unanimously voted in favor of the proposed Director nominees. This name change and election of the Board of Directors marked the start of the Corporation as it exists today. Since that time, the Corporation has undergone two significant acquisitions, being (i) the acquisition of Pershimco Resources Inc. and the Cerro Quema project Los Santos Province, Panama in December 2016, and (ii) the acquisition of the Camino Rojo project in Zacatecas State, Mexico in November 2017. During 2018, the Corporation achieved a number of additional milestones, including entering into agreements to acquire certain interests in Nevada, completion of a $30 million bought deal offering, the appointments of Jason Simpson as Chief Executive Officer and Etienne Morin as Chief Financial Officer, and the results of a position preliminary economic assessment on the Camino Rojo project. In addition, on November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSX Venture Exchange.

During the periods indicated, the total return to shareholders has generally outperformed both the S&P/TSX Composite Index and the S&P/TSX Composite Gold Index. Over the same period, Orla saw a significant increase in the scope and complexity of its operations as it completed the various acquisitions and transitioned to a more advanced development company. This included the addition of a Chief Operating Officer to the management team. Consequently, aggregate total compensation awarded to the current Named Executive Officers has increased significantly since 2015. The Compensation Committee considers that the increase in compensation over the period is appropriate given the increase in scope and complexity of the Corporation’s operations and the achievements made during this time.

The Compensation Committee remains committed to ensuring that its executive compensation program is aligned with Shareholder values and rewards performance. Equity-based compensation represents a significant portion of each Named Executive Officer’s total compensation, and is considered to be performance-based, at-risk compensation. Accordingly, its value will naturally fluctuate along with any fluctuations in the market performance of the Common Shares.

The Compensation Committee believes that the Company's short- and long-term programs continue to align executive pay with the performance objectives required to create and maintain Shareholder value.

Summary Compensation Table

The following table summarizes the compensation paid to or earned by the Named Executive Officers during the financial years ended December 31, 2018, 2017, and 2016.

						Non-Equity Incentive Plan Compensation (4)
Name and Principal Position of Named Executive Officer	Year (1)	Salary ($)	Share-based awards (2) ($)		Option- based awards (3) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Jason Simpson	2018	$61,250	$537,000	(6)	$595,300	$56,250	Nil	Nil	Nil		$1,249,800
President and Chief Executive Officer (5)	2017	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
	2016	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
Etienne Morin	2018	$150,000	$135,000		$429,937	$110,700	Nil	Nil	Nil		$825,637
Chief Financial Officer (7)	2017	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
	2016	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
Hans Smit	2018	$250,000	$150,000		$99,841	$125,000	Nil	Nil	Nil		$624,841
Chief Operating Officer (8)	2017	$250,000	Nil		$366,327	$125,000	Nil	Nil	Nil		$741,327
	2016	$20,833	Nil		Nil	Nil	Nil	Nil	$102,500	(9)	$123,333
Marc Prefontaine	2018	$250,000	$150,000		$99,841	$150,000	Nil	Nil	$400,000	(14)	$1,049,841
Former President and CEO (10)	2017	$250,000	Nil		$366,327	$150,000	Nil	Nil	Nil		$766,327
	2016	$83,333	Nil		Nil	Nil	Nil	Nil	$40,000	(11)	$123,333
Paul Robertson	2018	Nil	Nil		Nil	Nil	Nil	Nil	$71,250	(13)	$71,250
Former Chief Financial Officer (12)	2017	Nil	Nil		$413,280	$75,000	Nil	Nil	$173,088	(13)	$661,368
	2016	Nil	Nil		Nil	Nil	Nil	Nil	$143,418	(13)	$143,418

Notes:
(1)	Financial years ended December 31.
(2)	These include restricted stock units, and in the case of Mr. Simpson also include CEO Bonus Shares.
(3)	The fair value of stock options was estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for the grants in 2018 are presented on page 42.
(4)	The figures presented are for amounts earned in respect of the year, paid in the subsequent year.
(5)	Mr. Simpson was appointed President and Chief Executive Officer of the Corporation on November 12, 2018. Mr. Simpson is also a director of the Corporation and does not receive any additional compensation for that role.
(6)	The Board approved a one-time award of 1,000,000 Common Shares (the “CEO Bonus Shares”) on November 12, 2018 to Mr. Simpson in consideration for Mr. Simpson acting as President and Chief Executive Officer and director of the Corporation. The CEO Bonus Shares have staged vesting restrictions based upon the Corporation’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified portion of the CEO Bonus Shares will become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement. These CEO Bonus shares have a grant date fair value estimated at $537,000 which value is consistent with the approach used in the Corporation’s audited financial statements.
(7)	Mr. Morin was appointed Chief Financial Officer of the Corporation on April 30, 2018.
(8)	Mr. Smit was appointed Chief Operating Officer of the Corporation on June 10, 2015. Mr. Smit is also a director of the Corporation and does not receive any additional compensation for that role.
(9)	Fees for services as Chief Operating Officer paid to Hans Smit, P.Geo. Inc., a private company controlled by Mr. Smit.
(10)	Mr. Prefontaine served as President and Chief Executive Officer of the Corporation from June 10, 2015 to November 12, 2018. Mr. Prefontaine served as director of the Corporation and did not receive any additional compensation for that role.
(11)	Fees for services as President and Chief Executive Officer of the Corporation paid to Pref-Ex Geological Inc., a private company controlled by Mr. Prefontaine.
(12)	Mr. Robertson served as Chief Financial Officer of the Corporation from June 10, 2015 to April 30, 2018.
(13)	Fees paid to Quantum Advisory Partners LLP (a registered limited liability partnership of which Mr. Robertson is an incorporated partner), for Chief Financial Officer and accounting, tax compliance, and corporate secretarial services.
(14)	Amounts paid to Mr. Prefontaine pursuant to his departure as President and Chief Executive Officer of the Company.

Named Executive Officers – Outstanding Option-Based Awards

The table below reflects the incentive plan awards outstanding as at December 31, 2018.

	Option-Based Awards					Share-Based Awards
Name and Principal Occupation	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)		Option Expiry Date	Value of Unexercised In- the-Money Options (2) ($)	Number of Shares or Units That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)	Number of Unvested RSUs (#)		Market Value of Unvested RSUs ($)
Jason Simpson President and Chief Executive Officer	1,000,000		$1.30	Nov 13, 2023	Nil	1,000,000	(5)	N/A	N/A	Nil		Nil
Etienne Morin Chief Financial Officer	600,000 159,292	$ $	1.25 1.25	May 31, 2023 June 27, 2023	Nil Nil	Nil		N/A	N/A	108,000	(3)	$113,400
Hans Smit Chief Operating Officer	225,000 600,000 176,991	$ $ $	0.15 1.39 1.25	Nov 27, 2020 June 23, 2022 June 27, 2023	$202,500 Nil Nil	Nil		N/A	N/A	120,000	(3)	$126,000
Marc Prefontaine Former President and CEO	225,000 600,000 176,991	$ $ $	0.15 1.39 1.25	Dec 31, 2019 Dec 31, 2019 Dec 31, 2019	$202,500 Nil Nil	Nil		N/A	N/A	120,000	(4)	$126,000
Paul Robertson Former CFO	300,000		$1.39	June 23, 2022	Nil	Nil		N/A	N/A	Nil		Nil

Notes:

(1)	Each option entitles the holder to purchase one Common Share.
(2)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2018 of $1.05 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	These RSUs vest as to one third each on the first, second, and third anniversary dates of award.
(4)	These RSUs vested on December 31, 2018 in connection with Mr. Prefontaine’s resignation.
(5)	The Board approved a one-time award of 1,000,000 CEO Bonus Shares on November 12, 2018 to Mr. Simpson in consideration for Mr. Simpson acting as President and Chief Executive Officer and director of the Corporation. The CEO Bonus Shares have staged vesting restrictions based upon the Corporation’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified portion of the CEO Bonus Shares will become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement.

Named Executive Officers – Incentive Award Plan – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each Named Executive Officer during the financial year ended December 31, 2018.

Name and Principal Position of Named Executive Officer	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (3) ($)
Jason Simpson President and Chief Executive Officer	Nil	Nil	$56,250
Etienne Morin Chief Financial Officer	Nil	Nil	$110,700
Hans Smit Chief Operating Officer	Nil	Nil	$125,000
Marc Prefontaine Former President and Chief Executive Officer	Nil	$126,000	$150,000
Paul Robertson Former Chief Financial Officer	Nil	Nil	Nil

Note:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	“Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of the RSUs. This amount is calculated using the closing market price of the Common Shares on the TSX on December 31, 2018 of $1.05
(3)	Reflects the annual bonus paid to each Named Executive Officer.

Termination and Change of Control Benefits

Jason Simpson, President and Chief Executive Officer

The employment agreement dated October 14, 2018, between the Corporation and Mr. Simpson provides that if the Corporation terminates Mr. Simpson’s employment without cause or in the event Mr. Simpson terminates for good reason (as defined in the employment agreement), Mr. Simpson will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. In addition, any unvested stock options shall immediately vest upon notification of termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Simpson for good reason, Mr. Simpson will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24 month period.

Mr. Simpson’s agreement contains non-competition and non-solicitation restrictions.

Etienne Morin, Chief Financial Officer

The employment agreement dated March 13, 2018, between the Corporation and Mr. Morin provides that if the Corporation terminates Mr. Morin’s employment without cause or in the event Mr. Morin terminates for good reason (as defined in the employment agreement), Mr. Morin will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Morin for good reason, Mr. Morin will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24 month period.

Mr. Morin’s agreement contains non-competition and non-solicitation restrictions.

Hans Smit, Chief Operating Officer

The employment agreement dated December 1, 2016, as amended March 23, 2018, between the Corporation and Mr. Smit provides that if the Corporation terminates Mr. Smit’s employment without cause or in the event Mr. Smit terminates for good reason (as defined in the employment agreement), Mr. Smit will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Smit for good reason, Mr. Smit will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24 month period.

Mr. Smit’s agreement contains non-competition and non-solicitation restrictions.

Marc Prefontaine, former President and Chief Executive Officer

The employment agreement dated December 1, 2016 (amended March 23, 2018) between the Corporation and Mr. Prefontaine was terminated in accordance with a separation agreement on November 12, 2018. The agreement provided that if the Corporation terminated Mr. Prefontaine’s employment without cause or in the event Mr. Prefontaine terminates for good reason (as defined in the employment agreement), Mr. Prefontaine would be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. Severance of $400,000 was paid to Mr. Prefontaine pursuant to the terms of a severance agreement.

Mr. Prefontaine’s agreement contained non-competition and non-solicitation restrictions, which continued under the terms of such agreement following his separation.

Estimated Incremental Payments on Termination or Change of Control

Pursuant to the applicable employment agreements, if a severance payment triggering event had occurred on December 31, 2018, the severance payments that would be payable to each of Messrs. Simpson, Morin and Smit would have been as follows:

Name and Position	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason + Change of Control ($)
Jason Simpson, President and Chief Executive Officer	$900,000	$1,800,000
Etienne Morin, Chief Financial Officer	$337,500	$675,000
Hans Smit, Chief Operating Officer	$375,000	$750,000
Total:	$1,612,500	$3,225,000

Mr. Prefontaine ceased to act as the President and Chief Executive Officer and Mr. Robertson ceased to act as the Chief Financial Officer of the Corporation during 2018. Amounts paid or payable in connection with their severances are reflected in the summary compensation table.

Director Compensation

The objective of the Corporation’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Corporation. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, in order to appropriately align the interests of members of the Board with those of Shareholders, the Board has implemented a director share ownership policy. See “Statement of Corporate Governance – Corporate Governance Policies – Share Ownership Policy.”

Upon recommendation of the Compensation Committee, the Board has approved a compensation package for directors as follows:

(i)	an annual retainer for each non-executive director (other than the Chair) of $25,000 (payable in quarterly amounts of $6,250) for acting as directors of the Corporation;

(ii)	an annual retainer for the Chair of $50,000 (payable in quarterly amounts of $12,500) for acting as Chair of the Board;

(iii)	an additional annual retainer for the Chair of the Audit Committee of $10,000 (payable in quarterly amounts of $2,500) for acting as the Chair of such committee;

(iv)	an additional annual retainer for the Chair of the Compensation Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee. Subsequent to December 31, 2018, the additional retainer was increased to $10,000 annually;

(v)	an additional annual retainer for the Chair of the Environmental, Health and Safety Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee; and

(vi)	an additional annual retainer for the Chair of the Corporate Governance & Nominating Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee.

The following table sets out certain information respecting the compensation paid to directors of the Corporation who were not Named Executive Officers during the financial year ended December 31, 2018:

Director’s Name (1)	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Charles Jeannes	$50,000	$75,000	$77,700	Nil	Nil	Nil	$202,700
George Albino	$33,750	$38,000	$37,440	Nil	Nil	Nil	$109,190
Tim Haldane	$30,000	$38,000	$37,440	Nil	Nil	Nil	$105,440
Richard Hall	$30,000	$38,000	$37,440	Nil	Nil	Nil	$105,440
Jean Robitaille	$25,000	$38,000	$37,440	Nil	Nil	Nil	$100,440
David Stephens (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steven Thomas (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation: risk-free interest rate – 1.90%; expected life – 5 years; expected annualized volatility – 50%; expected dividend rate – nil. The Corporation selected the Black-Scholes model given its prevalence of use within North America. This is consistent with the methodology used by the Corporation in its audited financial statements.
(2)	Mr. David Stephens was appointed to the Board in March 2018 and is the director nominee of Newmont. As an employee of Goldcorp, he voluntarily waived all compensation entitlements in 2018.
(3)	Mr. Steven Thomas ceased to be a director on March 29, 2018, and was previously the director nominee of Goldcorp.

Directors – Option-Based and Share-Based Awards

The table below reflects the incentive plan awards outstanding as at December 31, 2018.

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiry Date		Value of Unexercised In- the- Money Options (1) ($)	Number of Shares or Units That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested(2) ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)	Number of DSUs(3) (#)	Market Value of Unvested DSUs ($)
Charles Jeannes	600,000 132,743	$ $	1.39 1.25	June 23, 2022 June 27, 2023		Nil Nil	500,000	(4)	$525,000	N/A	60,000	63,000
George Albino	300,000 66,372	$ $	1.39 1.25	June 23, 2022 June 27, 2023		Nil Nil	Nil		Nil	Nil	30,000	31,500
Tim Haldane	300,000 66,372	$ $	1.39 1.25	June 23, 2022 June 27, 2023		Nil Nil	Nil		Nil	Nil	30,000	31,500
Richard Hall	175,000 300,000 66,372	$ $ $	0.15 1.39 1.25	Nov 27, 2020 June 23, 2022 June 27, 2023		$157,500 Nil Nil	Nil		Nil	Nil	30,000	31,500
Jean Robitaille	19,000 28,500 300,000 66,372	$ $ $ $	1.48 0.81 1.39 1.25	Oct 1, 2019 Dec 3, 2020 June 23, 2022 June 27, 2023	$	Nil 6,840 Nil Nil	Nil		Nil	Nil	30,000	31,500
David Stephens	Nil		Nil	Nil		Nil	Nil		Nil	Nil	Nil	Nil
Steven Thomas	Nil		Nil	Nil		Nil	Nil		Nil	Nil	Nil	Nil

Note:

(1)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2018 of $1.05 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Calculated using market price at December 31, 2018 of $1.05.
(3)	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company. For more meaningful disclosure, information is provided on unredeemed DSUs rather than unvested DSUs (there are no unvested DSUs).
(4)	Upon the recommendation of the Compensation Committee, the Board approved a one-time award of 500,000 Common Shares (the “Bonus Shares”) to Mr. Jeannes at a deemed issue price of $1.39 per Bonus Share (the “Issue Price”) in consideration for Mr. Jeannes acting as Chairman of the Board, which Bonus Shares have certain trading restrictions. The Issue Price is equal to the closing price of the Common Shares on the TSXV on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020. If at any time prior Mr. Jeannes ceases to act as a director there is a change of control, the Bonus Shares will immediately vest and Mr. Jeannes will be entitled to receive any securities, property or cash to which he would have been entitled to receive upon such change of control if the Bonus Shares had vested immediately prior to the applicable record date or event, as the case may be.

Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each non-executive director of the Corporation during the financial year ended December 31, 2018.

Name of Director	Option-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Charles Jeannes	Nil	$75,000	Nil
George Albino	Nil	$38,000	Nil
Tim Haldane	Nil	$38,000	Nil
Richard Hall	Nil	$38,000	Nil
Jean Robitaille	Nil	$38,000	Nil
David Stephens	Nil	Nil	Nil
Steven Thomas	Nil	Nil	Nil

Note:

(1)	“Value vested during the year” for option-based awards means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	“Value vested during the year” for share-based awards means the aggregate dollar value that would have been realized had the shares had been paid out on the date of vesting.

Securities Authorized for Issuance Under the
Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2018, with respect to the compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance.

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Stock options	8,981,505	$1.23	12,931,462	(1)
	RSUs	368,000	N/A	2,632,000	(2)
	DSUs	180,000	N/A	1,820,000	(3)
	Total	9,529,505		17,383,462
Equity compensation plans not approved by securityholders	Stock options (4)	142,500	$1.12	—
Total:		9,672,005		17,383,462

Note:

(1)	The aggregate number of Common Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation cannot exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis).
(2)	The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000 Common Shares.
(3)	The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares.
(4)	Reflects options previously issued by Pershimco Resources Inc. and each such option issued became exercisable for one Common Share in connection with the Pershimco Acquisition.

Indebtedness of Directors and Executive Officers

None of the directors and executive officers, or former directors or executive officers, nor any associate of such individuals, of the Corporation is as at the date hereof, or has been, during the financial year ended December 31, 2018, indebted to the Corporation or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Orla or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Orla or any of its affiliates or subsidiaries.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements for the year ended December 31, 2018 and 2017, and related and management’s discussion and analysis which can be found under the Corporation’s profile on SEDAR at www.sedar.com or on the Corporation’s website at www.orlamining.com Shareholders may also obtain these documents, without charge, upon request to the President at Orla Mining Ltd., Suite 202 - 595 Howe St, Vancouver, British Columbia, V6C 2T5.

Approval of Directors

The contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 9th day of May 2019.

“Jason Simpson”
JASON SIMPSON
President, Chief Executive Officer and Director

Schedule “A”

STOCK OPTION PLAN SUMMARY

At the Meeting, Shareholders are being asked to approve certain amendments to the Stock Option Plan, as detailed in the Circular. The following provides a summary of the Stock Option Plan prior to any such amendments being made.

The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant options under the Stock Option Plan.

The Stock Option Plan provides that the aggregate number of Common Shares of the Corporation which may be available for issuance under the Stock Option Plan will not exceed 10% of the total number of Common Shares of the Corporation issued and outstanding from time to time.

(a)	The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period shall not exceed 5% of the issued and outstanding shares of the Corporation, calculated on the date an option is granted to such individual, unless the Corporation has obtained the requisite disinterested Shareholder approval.

(b)	The maximum number of Common Shares which may be reserved for issuance under options granted to insiders (as a group) under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, shall be 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis).

(c)	The maximum number of options which may be granted to insiders (as a group) under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, within any 12 month period shall be 10% of the issued Common Shares, calculated on the date an option is granted to any insider (on a non-diluted basis).

(d)	The maximum number of options which may be granted to any one consultant under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, within any 12 month period, must not exceed 2% of the issued and outstanding Common Shares, calculated at the date an option is granted to such consultant (on a non-diluted basis).

(e)	The maximum number of options which may be granted to all investor relations persons under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, within any 12 month period, must not exceed, 2% of the issued and outstanding Common Shares, calculated at the date an option is granted to any such Investor Relations Person (on a non-diluted basis).

The exercise price for the Common Shares of the Corporation under each option shall be determined by the Board on the basis of the “market price” (as set out in the Stock Option Plan). The exercise of options issued may not be less than the market price of the Common Shares at the time the option is granted, less any discounts allowed by the TSX (subject to the minimum exercise price allowed by the TSX). Subject to the provisions of the Stock Option Plan and the particular option, an option may be exercised by delivering a written notice of exercise to the Corporation along with payment in cash or certified cheque for the full amount of the purchase price of the Common Shares then being purchased.

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting the options provided, however, that the maximum term of any options awarded under the Stock Option Plan is 10 years. On the expiry date of an option it will expire and terminate, subject to any extension of such expiry date permitted in accordance with the Stock Option Plan.

An optionee who ceases to be an Eligible Person for any reason other than as a result of having been dismissed for cause or as a result of the optionee's death, may exercise any vested and unexpired options held by such optionee for a period of 90 days from the date of cessation (unless such period is extended by the Board to a maximum of 12 months from cessation), or 30 days if the Eligible Person is engaged in investor relations activities. In the event of death of an optionee, the optionee’s representative may exercise any vested and unexpired options held by the optionee for a period of 12 months from the optionee’s death. If an optionee ceases to be either an Eligible Person as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Stock Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such optionee under the Stock Option Plan.

In the event that the expiry date of an option falls within a trading blackout period imposed by the Corporation, and neither the Corporation nor the individual in possession of the options is subject to a cease trade order in respect of the Corporation’s securities, then the expiry date of such option shall be automatically extended to the 10th business day following the end of the blackout period.

Options granted under the Stock Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such option will be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If the Corporation determines that, in the event of a transaction, offer or proposal which would constitute an Acceleration Event (as defined in the Stock Option Plan) or if the Corporation seeks approval from Shareholders for such a transaction, and, provided that the Board has determined that no adjustment shall be made pursuant to the Stock Option Plan,(i) the Board may permit the optionee to exercise all unexercised options (regardless of any vesting restrictions) granted under the Stock Option Plan, so that the optionee may participate in such transaction, offer or proposal; and (ii) the Board may require the acceleration of the time for the exercise of the said option and of the time for the fulfilment of any conditions or restrictions on such exercise.

Subject to any requisite shareholder and regulatory approvals, the Board may at any time amend or terminate the Stock Option Plan.

EXHIBIT A

Blacklined copy of the proposed amendments to the Stock Option Plan
(the “Option Plan Amendments”)

See attached.

Schedule “B”

RSU PLAN SUMMARY

At the Meeting, Shareholders are being asked to approve certain amendments to the RSU Plan, as detailed in the Circular. The following provides a summary of the RSU Plan prior to any such amendments being made.

The RSU Plan provides that restricted share unit awards may be granted by the Board, or, if the Board so delegates, by the Compensation Committee which administers the RSU Plan to eligible employees, directors, officers and consultants of the Corporation or an affiliate in a calendar year as a bonus for services rendered to the Corporation or an affiliate in the fiscal year ending in such year, as determined in the sole and absolute discretion of the Compensation Committee. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date. The Compensation Committee shall from time to time determine the participants to whom RSUs shall be granted and the provisions and restrictions with respect to such grant and the Compensation Committee may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Corporation and any other factors which the Compensation Committee deems appropriate and relevant.

The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000. The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation, is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issuance under RSUs granted to insiders (as a group), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs which may be granted to insiders (as a group), within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs available for grant to any one eligible consultant, within any 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the corporation, is 2% of the total number of Shares then outstanding. The maximum number of RSUs available for grant to all investor relations persons, within any 12 month period, pursuant to this Plan and any other Security Based Compensation Arrangements of the Corporation, is 2% of the total number of Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU or DSU (as defined below), as the case may be (the “Market Value”) in any financial year.

For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant for services rendered entitles the holder, subject to the terms of the RSU Plan, to receive: (i) one Common Share for each RSU; or (ii) a cash payment equal to the number of RSUs multiplied by the fair market value (as defined in the RSU Plan) of one Common Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion, on the date when the RSU award is fully vested (the “Participant’s Entitlement Date”). The Compensation Committee will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the Market Value of the Common Shares on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Participant’s Entitlement Date expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will occur on the day immediately following the end of the blackout period, or such 48 hour period, as applicable, provided that under no circumstances shall the Participant’s Entitlement Date be later than December 15th of the third calendar year following the calendar year in which the RSUs were granted.

If the employment or services of the participant that has been continuously employed by the Corporation or an affiliate since the date the RSUs were granted are terminated prior to the Participant’s Entitlement Date, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Compensation Committee in its sole discretion, all unvested RSUs will be forfeited by the participant, and be of no further force and effect, as of the date of termination. In the event of termination without cause or resignation for good reason, the participant’s unvested RSUs will vest in full on the date of termination and the Common Shares and/or cash underlying the RSUs credited to the participant’s account shall be issued and/or paid to the participant as soon as practicable thereafter, provided, that for a participant who is a United States taxpayer, the date of issuance or payment shall not be more than 90 days after the date of the Participant’s termination without cause or for good reason and provided further, that such participant does not have a choice as to the taxable year of payment. In the event of death, all unvested RSUs credited to the participant will vest on the date of the participant’s death and the Common Shares and/or cash underlying the RSUs credited to the participant’s account shall be issued and/or paid to the participant’s estate as soon as practicable thereafter, provided, that for a participant who is a United States taxpayer, the date of issuance or payment shall not be more than 90 days after the date of the participant’s death and provided further, that such Participant’s estate does not have a choice as to the taxable year of payment. In the event of the total disability of a participant, all unvested RSUs credited to the participant will vest in full within 90 days following the date on which the participant is determined to be totally disabled, and the Common Shares and/or cash underlying such RSUs credited to the participant’s account shall be issued and/or paid to the participant as soon as practicable thereafter, provided, that for a participant who is a United States taxpayer, s the date of issuance or payment shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such Participant does not have a choice as to the taxable year of payment. In any event, upon a Change of Control (as defined in the RSU Plan), all unvested RSUs outstanding shall immediately vest on the date of such Change of Control notwithstanding any stated vesting period. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for the Common Shares underlying the RSUs, provided, however, that for a participant who is a United States taxpayer, the Change of Control must also constitute a “change in control event” as set forth in Treas. Reg. §1.409A-3(i)(5)(i) and provided further, that any issuance or payment must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the RSU Plan, the Board or the Compensation Committee, as the case may be, may discontinue or amend the RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the RSU Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the RSU Plan:

(f)	amendments to increase the number of Common Shares, subject to the RSU Plan, which may be issued pursuant to the RSU Plan;

(g)	amendments to the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(h)	amendments to cancel and reissue Restricted Share Units;

(i)	amendments to the amendment provisions of the RSU Plan;

(j)	amendments that extend the term of an RSU;

(k)	amendments to the participation limits as set out in the RSU Plan; or

(l)	amendments that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the RSU Plan

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

EXHIBIT A

Blacklined copy of the proposed amendments to the RSU Plan
(the “RSU Plan Amendments”)

See attached.

Schedule “C”

DSU PLAN SUMMARY

At the Meeting, Shareholders are being asked to approve certain amendments to the DSU Plan, as detailed in the Circular. The following provides a summary of the DSU Plan prior to any such amendments being made.

The purpose of this DSU Plan is to strengthen the alignment of interests between the eligible directors and Shareholders by linking a portion of annual director compensation, as determined by the Compensation Committee from time to time, to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation by motivating, attracting and retaining the directors of the Corporation and its affiliates and encouraging their commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The DSU Plan is administered by the Board, or, if the Board so delegates, by the Compensation Committee. The Compensation Committee has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation Committee deems necessary to comply with the provisions of the DSU Plan.

Subject to certain adjustments, the aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000. The maximum number of Common Shares issuable to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation, is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issuance under DSUs granted to insiders (as a group), at any time, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of DSUs which may be granted to insiders (as a group), within any one year period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of DSUs which may be granted to each eligible director who is not also an employee or consultant of the Corporation or any affiliate shall not exceed $150,000 (based on the Market Value of the DSUs) in any financial year.

For purposes of determining the number of Common Shares that remain available for issuance under the DSU Plan, the number of Common Shares underlying any grants of DSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the DSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of DSUs that are issued shall not be available for future grant.

Under the DSU Plan, non-executive directors may receive a grant of DSUs, as determined by the Compensation Committee from time to time. Each DSU entitles the participant to payment in fully-paid Common Shares, issued from the treasury of the Corporation, a cash payment, in an amount equal to the number of DSUs held by the participant on the date the participant ceases to be an eligible director for any reason whatsoever (the “Separation Date”) multiplied by the fair market value of one Common Share on the date the DSU is redeemed, in lieu thereof, or any combination thereof, at the Compensation Committee’s discretion (the “DSU Payment”). DSUs must be retained until the eligible director leaves the Board, at which time the DSUs will be paid out. In the event dividends are declared and paid, additional DSUs may be credited to reflect dividends paid on the Common Shares, at the absolute discretion of the Compensation Committee. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant’s account had been Common Shares divided by the Market Value of a Common Share on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, settlement of the applicable DSUs will occur on the applicable Redemption Date (as defined in the DSU Plan).

Each outstanding DSU held by a participant shall be redeemed by the Corporation on the participant’s Separation Date, less applicable taxes and other source deductions required to be held by the Corporation. Fractional DSUs will be cancelled.

The Corporation or its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes required to be paid by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Common Shares or cash made under the DSU Plan including, without limitation, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the DSU Plan, until such time as the participant has paid any amount which the Corporation and its affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Common Shares, the Corporation shall have the right to require that a participant sell a given number of Common Shares to the Corporation or an affiliate of the Corporation sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the participant’s vested DSUs.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the DSU Plan:

(f)	amendments to increase the number of Common Shares which may be issued pursuant to the DSU Plan;

(g)	amendments to the amendment provisions of the DSU Plan;

(h)	amendments to cancel and reissue DSUs;

(i)	amendments that extend the term of a DSU;

(j)	amendments to the participation limits in the DSU Plan;

(k)	amendments that would permit DSUs to be transferred other than for normal estate settlement purposes; or

(l)	materially modify the requirements as to eligibility for participation in the Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, without Shareholder approval, make all other amendments to the DSU Plan that are not of the type contemplated above, including, without limitation:

(m)	amendments of a housekeeping nature;

(n)	amendments to the definitions, other than such definitions noted above;

(o)	amendments to reflect changes to applicable securities laws; and

(p)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a DSU has been granted may from time to time be a resident or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee with respect to the number of Common Shares available under the DSU Plan and the number of Common Shares subject to or underlying any DSU as the Compensation Committee may determine. However, if there is an increase in the number of Common Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Common Shares that a participant will receive under his or her DSU grant letter award and no adjustment to the number of Common Shares available under the DSU Plan.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the DSU Plan.

EXHIBIT A

Blacklined copy of the proposed amendments to the DSU Plan
(the “DSU Plan Amendments”)

See attached.

Schedule “D”

BOARD MANDATE

See attached.